SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Annual Report - 2004
Embratel Participações S.A.

Dear Shareholders:

Pursuant to legal and statutory provisions, the Management of Embratel Participações S.A. (Embrapar) herewith submits for your consideration the Management Report and Consolidated Financial Statements for the year ended December 31, 2004, accompanied by the related Report of Independent Accountants.

1 - Introduction

Embrapar is the holding company of Empresa Brasileira de Telecomunicações S.A. - ("Embratel"). The main investments of Embrapar are its equity stakes, direct and indirect, in Embratel, Vésper Group ("Vésper") and Star One S.A. ("Star One").

Embratel offers complete telecommunications solutions for the Brazilian market, including local, domestic and international long distance telephony, data communication, television and internet, in addition to servicing all parts of the country through its satellites . Whether in telephony, data or internet, Embratel’s services offer an ideal combination between technology, quality, security and profitability, for the corporate residential and public sector markets..

Embratel, through its subsidiary Star One, offers satellite transponder capacity and services (data and internet, voice and digital signals of television and radio) all over the Brazilian territory.

Vésper is a company that provides local services (telephony and broadband) in regions I and III. Embrapar acquired Vésper at the end of 2003.

Change of Control and Shareholder Structure

On July 23, 2004, Teléfonos de México S.A. de C.V. ("Telmex") acquired from MCI the control of Embrapar for US$400 million.

On August 20, 2004, Telmex filed with CVM a request to register a tender offer for Embrapar’s common shares held by the remaining shareholders of Embrapar. On November 8, 2004 the tender offer was approved by CVM. The auction took place in December 13, 2004 and Telmex acquired 79.8% of the ordinary shares for R$15.59 per lot of 1000 ordinary shares. Telmex increased its stake to 90.25 per cent of the common shares after this auction.

On December 6, 2004, the Board Officers of Embrapar submitted for the approval of the Board of Directors, both a proposal to increase the capital of Embrapar in an amount up to US$700 million and the calling of an Extraordinary Shareholders’ Meeting with the purpose of deciding on the increase of the limit of the authorized capital of Embrapar.

According to the Board of Directors decision in February 2, 2005 and its rectify and ratify in February 23, 2005, Embrapar will increase its capital to up to R$1,822,800,000.00, where 423,906,976,744 shares will be issued (of which up to 157,658,651,441 in common shares and up to 266,248,325,303 in preferred shares), all of them identical to the outstanding shares, at an issue price of R$4.30 per lot of one thousand shares, for both classes of shares of the Company, through a private subscription by the current shareholders, with preemptive right being extended to the holders of American Depositary Shares (“ADSs”).

With these resources, the Company intends to reduce its net debt levels and the financial costs of its controlled company, Empresa Brasileira de Telecomunicações S.A. – Embratel, through injection of funds to: (i) redeem 35%, or US$96,250,000.00 (approximately R$250,635,000.00), of the aggregate principal amount outstanding under Embratel’s US$275,000,000.00 (approximately R$716,100,000.00) guaranteed notes due 2008. The guaranteed notes bear interest at 11.0% per annum and mature in 2008. Under the terms of the guaranteed notes, the redemption price would equal 111% of the principal amount of the notes, which would result in an aggregate redemption payment of US$106,837,500.00 (approximately R$278,204,850.00) plus accrued interest; and (ii) pay short-term debt as it matures. Short-term debt, which may be repaid with part of the proceeds from the offering or with other funds, includes R$1,000,000,000.00 in commercial paper issued by Embratel in Brazil in Reais, maturing in the second quarter of 2005.

Moreover, the Company intends to gain financial flexibility to fund the capital expenditures of the Company and of its subsidiaries. Proceeds from this capital increase may be used for the acquisition of certain assets from the controlling shareholder in Brazil, although no specific transaction has been proposed.

Embrapar Shareholder Structure

Embratel Participações

Shareholders	Common	%	Preferred	%	Total	%

Startel Participacoes Ltda*	62,054,576,448	49.90%	0	0.00%	62,054,576,448	18.56%
New Startel Participacoes Ltda*	2,350,574,677	1.89%	0	0.00%	2,350,574,677	0.70%
Telmex Solutions Telecommunications*	47,841,438,359	38.47%	0	0.00%	47,841,438,359	14.31%
Controller Stake	112,246,589,484	90.25%	0	0.00%	112,246,589,484	33.57%
Treasury Stock	0	0.00%	1,434,562,847	0.68%	1,434,562,847	0.43%
Others	12,122,441,048	37.49%	208,595,434,213	99.32%	220,717,875,261	66.00%
Market float	12,122,441,048	9.75%	210,029,997,060	100.00%	222,152,438,108	66.43%

Total	124,369,030,532	100.00%	210,029,997,060	100.00%	334,399,027,592	100.00%

% by type of shares	37.19%		62.81%		100.00%

* Telmex

Embratel S.A.

Shareholders	Voting	%

Embratel Participações SA	4,665,874,839	98.8%
Others	57,969,008	1.2%
Total	4,723,843,847	100.0%

Date: 12/31/2004

Embrapar’s common and preferred shares of capital stock are traded on the São Paulo Stock Exchange (BOVESPA). Furthermore, the Company has a level II ADR program representing preferred shares of capital stock traded on the New York Stock Exchange (NYSE).

2 – Macroeconomic Context and Business Lines

Economic Environment

The year 2004 was noteworthy for the strong expansion global economic activity, especially the strong growth of the American economy and by China economic growth rhythm maintenance.

The Brasilian economy ended 2004 also surprising the market positively. Brazil registered a 5.2% GDP growth, the best performance since 1994. The main highlights of the year were the increase in domestic consumption, the maintenance of an austere monetary politicy and the increase in exports and investments as a whole. Other factors to be mentioned were the improvement of both the balance of payments and of the public debt indicators. These positive performances were responsible for the sovereign rating increase (S&P and Fitch) and, thus, the country risk reduction as measured by EMBI+BRZ, that ended the year in 382 bps. Inflation, officially measured by IPCA, stayed very close to the high limit established by the inflation target rule (8% for 2004) and registered a variation of 7.6%. IGP-DI, the index used in the tariff readjustment formula of the telecommunication sector, presented a 12.1% variation. The exchange rate presented an appreciation of 8.1% in the year and ended with a R$2.65 parity to the United States dollar.

From the standpoint of Embratel’s business, the macroeconomic variables that most affected it in a positive way were the growth of the Brazilian economy and the appreciation of the nation’s currency.

Data Segment

Embratel is the leader in the Brazilian data transmission market. What sets it apart from its competitors is the broad range of the services it provides, its ability to combine them to meet customer needs, the experience of its seasoned workforce, its sales team, nation-wide coverage and the extension and quality of its network. Embratel’s data services include dedicated lines at several speeds, including high-speed lines to other telecommunications services, several technologies for switched data transmission, satellite data transmission and various Internet products tailored for the corporate segment.

Its network with national and international coverage, allows these services to be provided in an integrated manner in many regions of Brazil, serving customers whose needs go beyond that of their city, state or region. Embratel is the principal Brazilian provider of high-speed data and Internet services.

Embratel has been selectively constructing metropolitan copper networks known as ADE (Embratel Digital Access). These networks, in addition to reaching customers who previously accessed us via radio or private data networks belonging to other operators, enable us to serve new customers through our own network, including the small and medium-sized business market. This initiative aimed at replacing the purchase of new radios and network rentals from third parties. Embratel has already built ADE networks in more than 150 cities, including medium-sized cities and suburbs located near the nation’s principal metropolitan regions.

The market for Company-provided data services in 2004 posted healthy growth in demand for capacity and new services. Measured in equivalent 64kbits, the number of circuits supplied by the Company rose 55,5% in 2004 over the previous year.

The increase in the installed circuit base was the result of new services and the growth in bandwidth capacity for already existing customers. This reflects the fact that Embratel holds a steady position in the data market and is well prepared to benefit from economic recovery.

Ever since it was privatized, Embratel has been achieving high levels of diversification on its revenues from data services and increasing its base of value added services. Moreover, the Company has diversified its customer base in recent years, adding to its customer's base a constantly increasing number of small and medium-sized clients. This has been the result of a coordinated strategy, involving efforts in the sales, product and access development.

In 2004, the free Internet provider Click 21™ continued success path doubling its base of users, which exceeded 1 million in December. Access quality continued to be recognized t by Acesso-Gratis.com (a free access research firm) users, and Click21 was chosen as as the best free internet provider for the entire year. Another factor that also contributed for its success was the increase in the portal’s content. Through partnerships with content sites much saught for by internet users as: games, electronic commerce, entertainment, female topics, album of photos, classified and others, Click21 offered more content. It also improved its e-mail and dialer tools. The number of localitions served also increased, exceeding 2,400 at the end of the year. In November, Click 21™, in partnership with NET/Vírtua, started to offer Internet services to their broadband users in Rio de Janeiro and São Paulo.

The Next Generation Network – NGN was already installed in the cities of Rio de Janeiro, São Paulo and Porto Alegre. NGN networks converge the carrying of voice, video, data and value added services in a single platform. The main targets of this investment are the SOHO (Small Office Home Office) and residential markets, which will allow Embratel to offer these services at competitive prices, thus competing more actively in the local services and broadband segments (ADSL – asymmetric digital subscriber lines).

Telephone Segment – Voice Services (Domestic and International Long-Distance)

In the corporate market, Embratel has continued with the strategy of substituting basic voice revenue for value added services for its clients. The result of this strategy can be observed through the increase of the number of clients of "Single Voice Network" (Rede Única de Voz), which presented a growth of 45% in 2004, when compared with the previous year.

In relation to the inbound traffic of the international market, Embratel had the ability to make new bilateral agreements with international carriers, offering quality and compatible prices to meet customer needs.

In 2004, Embratel implemented advertising campaigns aiming to get closer to customers. It also introduced calling plans with greater price clarity and carried-out win back programs.

Local Services

Embratel is the only local service provider that is present in every one of Brazil’s states, and therefore, it can be characterized as the only nation-wide local service operator. This allows Brazilian companies located in these cities to use a single fixed telecommunications service provider. Besides offering one single number throughout the country and competitive prices, the Company innovates by billings its calls per minute, thus adding transparency to the cost of the phone service provided.

At first Embratel devoted its efforts to offering trunk lines to customers already hooked up to its network. Currently, through fiber optic, digital radio and copper cables, Embratel makes direct connections with its corporate customer's base, providing voice and data services. It is important to highlight that in 2004 the local services client base more than doubled.

3 - Services

Data and Internet Services– Embratel offers a wide range of data communication services. Among them we can highlight:

  Corporate Network- Embratel offers corporate networks with several technologies (IP, Relay Frame, ATM and X25), including the most advanced (VoIP), aiming to better meet customers needs, interconnecting them with its business units, suppliers and partners spread over Brazil and the world.

  Outsourcing - Embratel has a complete portfolio of telecommunications solutions. It enables Embratel to assume the management and the operation of a communication environment or a company network. Embratel´s Outsourcing enables a better expense control, adds efficiency and flexibility to the operation and integration of the telecommunications services used by the customers. Therefore, with outsourcing, the customer will keep the focus on its own business.

  Internet and Added Value - From a simple dial-up internet connection for companies up to building networks of dedicated and dial-up connections to internet service providers (ISP), Embratel´s customers can connect the largest Latin America Internet "backbone". Embratel´s solutions support several internet technologies - protocol and multiprotocol Internet (IP and MPLS), for example. Embratel also offers hosting services of software and hardware, security, and conferences - to carry out meetings, and others.

  Residential Internet - Embratel offers Click 21 for the residential market, the free Internet that guarantees quality of connection and services through a local phone call. Among the benefits offered by Click 21 are the fast connection with no busy line; 24-hour support; two e-mails for each user with up to 30 Mb storage each; anti-virus; anti-spam; and links to the best websites available on the Internet.

Telephony Services – Embratel also offers a wide range of local and long distance telephony services for residential and business market.

  Advanced Telephony – Through advanced telephony services that use Embratel Intelligent Network (as 0800 and 0300), Embratel enables its corporate customers to add value to its respective businesses using intelligent telephony applications such as “Intelligent Call Rerouting”, Central Assistance and VoIP, in order to improve productivity and economy in the use of telecommunications services in its business.

  Basic Telephony - Embratel offers local telephony, national and international long distance calls. Embratel offers tariff plans designed in accordance to corporate and residential markets consumption profile. Embratel also offers pre and postpaid cards, and Brasil Direto service, where the Brazil resident user travelling abroad can make collect calls to Brazil and pay for them in its telephone bill.

  Corporate local telephony - Embratel offers complete telecommunications services to corporate market, connecting the Company PBXs to our modern 100% digital switches. Embratel’s local telephony for corporate market is available all over the country, and are an choice for the companies who desire better quality, trustworthiness and price for the fixed telephony service.

  Residential local telephony - Livre is a non-mobile wireless telephony service plan of service exclusive for the residential market, through which the customer can choose among various options of recharging values according to his convenience. Such amounts are changed into credits for the customer to make their calls without having to worry about a post-paid billit. The customer buys his recharging card, activate their credits through its handset and control expenses.

Other Services – Embratel offers a wide range of services, among which we highlight services transmitted via satellite as ship-to-shore applications that serves to communicate ships in the sea, transmission of television and radio signals, and essential services for distant communities and military activities.

Taxes, Fees and Contributions – In 2004, about R$2.6 billion were recognized as tax expenses. Among these taxes, special mention should be made of state value-added tax on circulation of goods and services (ICMS), municipal service taxes (ISS), the social integration program (PIS) and social finance contribution (COFINS) and the provisory financial transactions contribution (CPMF), as well as other federal contributions such as FUST (Universalization Telecommunications Service Fund), FUNTTEL (Brazilian Telecom Technological Development Fund) and FISTEL (Telecom Inspection Fund).

Embratel Network – at the end of 2004

Domestic Network

  The only company with a fully digital nationwide network;

  More than 32.5 thousand km of fiber optic cables with 1,069 thousand km of fiber;

  Installed transmission capacity of 309 Gbps.

Satellite Network

  Embratel pioneered in offering satellite services in Latin America;

  4 satellites in orbit;

  85 ground stations.

In 2003, Embratel subsidiary Star One consolidated its leadership in both the space segment as well as in broadband satellite solutions. This year Star One continues to be the nation’s leader in providing broad-band solutions via satellite by expanding the areas covered by satellites and therefore its customer base as well, both in terms of individual and corporate customers.

In the first half of 2005, Star One signed a contract to build and put into orbit a new company satellite Star One C2, it has an estimated cost of US$195 million. Scheduled for launching in the first quarter of 2007, the new satellite will have 44 transponders (equivalent to 36 MHz each), being 28 in C Band (designed for general communications) and 16 in Ku band (for direct transmission of signs to customers, Internet access and voice through the same antenna), plus an X Band transponder exclusively for the Ministry of Defense of Brazil. It will cover South America, Mexico and Florida.

Star One C2, together with Star One C1, whose construction is in progress, is part of the renewal strategy of Star One satellite fleet and will replace Brasilsat B1 and B2 satellites whose life span is coming to na end.

International Network

  Embratel’s International Network permits integration, also by fully optical means, of Brazil with all the countries with which we have traffic interest;

  Transmission is carried out through the submarine cable system: AMERICAS-1 (US), COLUMBUS-2 (Europe and Asia) and UNISUR (South America) and the submarine cable systems AMERICAS-2 (US), ATLANTIS-2 (Europe and Asia) and COLUMBUS 3 (Europe and US). Embratel’s international transmission capacity is 600,000 voice-equivalent circuits in 2003. These leading-edge technology systems operate through reciprocal restoration, thus providing higher reliability and quality in communications;

  Embratel’s international switching is 100% digital and allows more than 25 thousand simultaneous calls by telephone and advanced voice service.

Internet Network

  Latin America's largest Internet backbone with more than 35 Gbps at a domestic level;

  Presence at 460 spots and 34 routing centers;

  National coverage - 300 locations throughout the country;

  International backbone with optical fiber and satellite circuits for the US, Europe and Mercosur countries;

  International connections totaled over 5 Gbps;

  Performance Guarantee Program (Quality of Service – QoS / 99.7%).

Local Network

  Over 998 km of urban loops in major Brazilian cities;

  Over 37,100 customers connected by fiber optics and their own digital radios;

  420 ADE (Embratel Digital Access) in major cities in 25 Brazilian states (virtually all states in the nation), for a total of more than 2,000 kilometers of copper networks to serve corporate customers

4 - Social Support Activities

Since 2001, Embratel, through Embratel 21 Institute, develops and supports many projects amongst which we can highlight: Cultural/ Educational - the Multimedia Digital Library, Treasures of São Paulo, Prize Culture Notices 10, Prize Embratel Press Roça in Rio - Arraial da Providência e a Casa de Cultura da Rocinha; Environment - Mico-Leão-Dourado Project and Brazil of Waters; and Welfare - ConvHIVendo, Rio de Janeiro State Rehabilitation Association, Association of Relatives and Friends of People with Alzheimer’s Disease, Pro-Child Cardiac and Tamim.

5 - Economic Performance - Consolidated Financial Results

Net Revenues – Embrapar closed 2004 with net revenues of R$ 7.3 billion, representing a 4.1% increase in comparison with 2003. This growth was mainly generated by the local business.

Net Revenues per Service

R$ thousand	2004	2003	YoY%

Domestic Long Distance	4,012,763	4,051,721	-1.0%
International Long Distance	768,938	856,585	-10.2%
Voice	4,781,701	4,908,306	-2.6%

Data & Internet	1,550,975	1,658,908	-6.5%
Line rental to other carriers	158,433	97,236	62.9%
Data & Internet	1,709,408	1,756,144	-2.7%

Local Services	607,644	134,478	351.9%
Other Services	234,115	244,682	-4.3%
Net Revenues	7,332,868	7,043,610	4.1%

Data revenues – Revenues from data services, including Internet, dropped 2.7% in 2004 reaching R$1.7 billion. The decline in revenues for the year is attributed to price reductions and a downturn in the internet service provider market. In December 2004, Embratel had in service 1 million 64kbit line equivalent circuits to provide data services to business customers. This represented an increase of 55.4 percent compared to 2003.

Domestic Long-Distance – Revenue from domestic long-distance services was R$4.0 billion, representing a 1.0% reduction in relation to the previous year. This reduction is mainly attributed to competition. In 2004, domestic long distance minutes were 12,386 million representing a decline of 14.9 percent against 2003.

International Long-Distance – International revenues declined 10.2 percent and totaled R$769 million. The decrease is associated with the reduction in outbound traffic, lower rates, and the effect of the appreciation of the currency on inbound revenues.

Local Services - Local revenues were R$608 million reflecting the growth in the company’s local business and the acquisition of Vésper.

Operating Income before Interest Expense – In 2004, Embrapar posted operating income before financial expense of R$228 million in comparison to a R$ 630 million profit in 2003.

Net Loss – In 2004, Embrapar posted net loss of R$ 339 million, compared to a net profit of R$ 224 million in 2003.

Financial Situation – Embrapar ended the year with a cash position of R$ 832 million. Total debt as of December 31, 2004 was R$ 4.3 billion. Approximately 54.1% of total indebtedness is either denominated in Reais or hedged against currency fluctuations.

Regarding the financial restructuring process, Embrapar, at the end of 2004 repaid approximately R$1.5 billion of debt principal. This debt was replaced by R$1.5 billion of new short-term, lower cost debt, of which R$ 1.0 billion is in local commercial paper and the remaining are bank loans. The objective of this change in debt profile was to reduce the overall cost of debt.

To complete the company’s financial restructuring, Embratel’s management proposed, and the Board of Directors approved, in general terms, a capital increase of US$700 million. The purpose of the capital increase, which is expected to be completed in the second quarter of 2005, is to strengthen the financial position of Embrapar and its subsidiaries in view of their funding requirements over the medium term. These include repaying maturing debt – including 35 percent of the US$275 million Guaranteed Notes, prepaying some higher-cost debt, and funding capital expenditures. A stronger balance sheet will also position Embratel to compete more effectively and to meet challenges and opportunities as they arise.

Agreement with Operators - In November 2004, Embratel reached an agreement with Telemar e Brasil Telecom operators that extinguish many administrative, judicial and commercial demands originated between the parts throughout many years. This agreement also establishes guidelines and commitments that will go to conduct its relationships from now on. As a result of this agreement, Embratel registered in the consolidated financial result of December 31, 2004, a gain of approximately R$21 million net of taxes. Embratel management believes that these agreements will allow for an improved operational relationship with these companies, and, since they lay out clearer rules to guide the resolution of pending issues and to avoid future disputes among the parties. This should enable a better capability to evaluate the businesses between each of the parties.

6 - Compliance with Brazilian Securities Commission (CVM) Instruction No. 381

On January 14, 2002, the Brazilian Securities Commission (CVM) issued Instruction No. 381, which regulates disclosure, by Audited Entities, of information on provision, by the independent auditor, of services other than external audit.

Embrapar procedure is to involve its Legal Department in advance in evaluating the purpose of the services to be provided by external auditors in addition to examining financial results, in order to conclude, in the light of applicable legislation, whether such services, by their nature, do not represent a conflict of interest or affect the independence and objectivity of independent accountants.

Due to the operational advantages of use the same auditor of our main shareholder, in August 25, 2004, the Boarder of Directors chose the Ernst & Young Independent Auditors S.S., in substitution to Deloitte Touche Tohmatsu Independent Auditors.

During the year ended December 31, 2004, the independent auditors who provide services for Embratel and its subsidiaries did not perform any services that were not linked with the external audit that would represent over five per cent (5%) of their annual fees.

7 – Investments

Total capital expenditures in 2004 were R$580 million. The breakdown is as follows: local infrastructure, access and services – 24.9 percent; data and internet services – 26.4 percent; network infrastructure –3.2 percent, others – 23.3 percent and Star One – 22.2 percent. In 2005, Embratel expects to invest approximately R$1.4 billion for Capex.

8 – Commitments to ANATEL

In 2004, Embratel almost met all the quality goals set by ANATEL. The Call Completion Rate remained close to 70%, and the Congestion Rate (CO) remained less then 5% on the average.

9 – Human Resources

Embrapar ended 2004 with total number of 13,882 employees, of whom 6,483 work for the operator Embratel itself, 195 for Star One, 6,482 for BrasilCenter and 722 for Vésper.

Embratel is continuously renewing its labor force, adding new talents and adjusting the profile of its teams to market requirements.

Embratel maintains a Quality of Life Program – Feliz da Vida (Happy to be Alive) – which has been award the “Prêmio Ser Humano Oswaldo Checcia”, promoted for “Associação Brasileira de RH”, with international recognition, in the People Management category, making special mention of Embratel as one of the companies highly conscious of the importance of employee well-being to the organization’s success.

Moreover, Embratel was the 1st Company in the world to launch a “Modelo de Voluntariado Empresarial Diferenciado” (V2V). Other national companies, such as Bank Boston and Cia. Paulista de Força e Luz - CPFL, had launched its web sites from ours. The model of our website also had international recognition and was presented in international work shops carried through in the United States (July/2004), Bolivia (July/2004), Barcelona (August/2004) and Guatemala (February/2005).

The main 2004 awards were: Top Social Nordeste - 2004 - ADVB (Regional), Top Social Nacional - 2004 - ADVB (National) and RH Cidadão 2004 - Gestão & RH (National)

10 - Acknowledgments

In concluding, we wish to extend our hear-felt thanks to our Shareholders, Customers, Governments, Suppliers and Financial Institutions for the support they have unswervingly given us and the trust they have placed in us. Above all, we express our tremendous gratitude to our collaborators for their untiring dedication and dedicated performance.

The Management

Rio de Janeiro, March 22, 2004.

Financial Statements

Embratel Participações S.A.

December 31, 2004 and 2003
with Independent Auditors’ Report

EMBRATEL PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2004 and 2003

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with accounting practices adopted in Brazil

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors of
Embratel Participações S.A.

1

We have audited the accompanying balance sheet of Embratel Participações S.A. and the consolidated balance sheet of Embratel Participações S.A. and its subsidiaries, as of December 31, 2004, and the respective statements of operations, shareholders’ equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.

Our audit was conducted in accordance with generally accepted auditing standards in Brazil and included: (a) planning of our work, taking into consideration the materiality of the balances, the volume of transactions and the accounting systems and internal controls systems of the Company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statements presentation.

3.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Embratel Participações S.A. and the consolidated financial position of Embratel Participações S.A. and its subsidiaries as of December 31, 2004, the results of their operations, changes in their shareholders’ equity and changes in their financial position for the year then ended, in accordance with the accounting practices adopted in Brazil.

4.	The financial statements for the year ended December 31, 2003 presented for comparison purposes, were audited by other independent auditors which issued an unqualified opinion on March 17, 2004.

Rio de Janeiro, January 31, 2005,
except for Note 32, which date is February 23, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O-6 - F - RJ

Pedro Lucio Siqueira Farah	Fernando Alberto S. de Magalhães
Accountant CRC-1SP 097.880/O-3-S – RJ	Accountant CRC-1SP 133.169/O-0-S – RJ

A free translation from Portuguese into English of financial statements prepared in accordance with accounting practices adopted in Brazil

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS
December 31, 2004 and 2003
(In thousands of reais)

		Company		Consolidated

Assets	Notes	2004	2003	2004	2003

Current assets:		11,369	125,722	3,055,078	4,127,529

Cash and cash equivalents	14	3,970	20,856	832,028	1,719,496
Trade accounts receivable	15	-	-	1,428,059	1,672,037
Deferred and recoverable taxes	16	7,374	8,804	387,572	465,719
Dividends receivable		-	85,754	-	-
Advances to telecommunications companies		-	-	194,610	52,130
Inventories		-	-	48,383	14,017
Other current assets		25	10,308	164,426	204,130

Noncurrent receivables:		12,516	12,516	1,553,084	1,603,187

Deferred and recoverable taxes	16	-	-	1,306,320	1,151,696
Deposits in court		12,516	12,516	209,477	381,561
Other noncurrent assets		-	-	37,287	69,930

Permanent assets:		4,664,166	4,863,567	6,666,645	7,237,087

Investments	17	4,664,166	4,863,567	1,594	39,888
Property, plant and equipment	18	-	-	6,572,605	7,194,329
Deferred assets	19	-	-	92,446	2,870

Total assets		4,688,051	5,001,805	11,274,807	12,967,803

		Company		Consolidated

Liabilities	Notes	2004	2003	2004	2003

Current liabilities:		98,996	113,572	4,636,381	3,966,166

Loans and financing	22	-	-	2,099,185	1,217,256
Accounts payable and accrued expenses	20	65	46	1,355,840	1,822,611
Taxes and contributions	21	16	350	432,194	347,358
Dividends proposed and interest payable on capital		12,299	95,029	35,594	114,244
Personnel, charges and social benefits		-	-	73,781	87,585
Employees’ profit sharing		-	-	33,190	52,107
Provision for contingencies	24	-	-	477,264	73,749
Actuarial liability – Telos	25	-	-	68,342	64,442
Related party liabilities	27	-	6,703	-	11,994
Other current liabilities		86,616	11,444	60,991	174,820

Noncurrent liabilities:		62,685	13,431	1,751,219	3,769,095

Loans and financing	22	-	-	1,330,621	3,373,341
Actuarial liability – Telos	25	-	-	370,764	328,803
Taxes and contributions	21	12,516	12,516	48,919	52,061
Related party liabilities	27	49,254	-	-	-
Sundry credits and other liabilities		915	915	915	14,890

Deferred income		-	-	144,134	135,358

Minority interest		-	-	216,703	222,382

Shareholders’ equity	26	4,526,370	4,874,802	4,526,370	4,874,802

Capital stock paid-in		2,273,913	2,273,913	2,273,913	2,273,913
Revenue reserves		2,268,675	2,620,022	2,268,675	2,620,022
Treasury stock		(16,218)	(19,133)	(16,218)	(19,133)

Total liabilities and shareholder’s equity		4,688,051	5,001,805	11,274,807	12,967,803

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
Years ended December 31, 2004 and 2003
(In thousands of reais, except net income (loss), per thousand outstanding shares)

		Company		Consolidated

	Notes	2004	2003	2004	2003

Gross operating revenue
Telecommunications services and equipment sales		-	-	9,687,605	9,177,182
Gross revenue deductions		-	-	(2,354,737)	(2,133,572)

Net operating revenue	5	-	-	7,332,868	7,043,610
Cost of services and goods sold	6	-	-	(4,994,389)	(4,715,149)

Gross profit		-	-	2,338,479	2,328,461

Operating income (expenses)		(337,017)	220,035	(2,110,735)	(1,698,228)

Selling expenses	7	-	-	(900,126)	(788,949)
General and administrative expenses	8	(4,909)	(4,085)	(1,107,339)	(984,178)
Other operating income (expenses), net	9	(579)	2,285	(103,270)	74,899
Equity pick-up and provision for losses on subsidiaries’ investments		(331,529)	221,835	-	-

Operating income (loss) before financial income (expense)		(337,017)	220,035	227,744	630,233
Financial income (expense)	10	654	3,702	(618,602)	(159,925)

Operating income (loss)		(336,363)	223,737	(390,858)	470,308
Extraordinary non-operating income – ILL	11	-	-	106,802	-
Other non-operating income (expense), net	12	-	29	(43,345)	(70,401)

Income (loss) before taxes and minority interest		(336,363)	223,766	(327,401)	399,907
Income tax and social contribution	13	(838)	527	25,376	(136,906)
Minority interest		-	-	(37,231)	(39,367)

Net income (loss) for the year		(337,201)	224,293	(339,256)	223,634

Quantity of outstanding shares (in thousands)		332,964,465	333,419,064

Net income (loss) per thousand outstanding shares in R$		(1.01)	0.67

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Company

		Revenue Reserves

	Capital		Unrealized	Reserve
	stock	Legal	earnings	for	Treasury	Retained
	paid-in	reserve	reserve	investments	shares	earnings	Total

Balances as of December 31, 2002	2,273,913	190,491	1,721,622	-	(41,635)	575,402	4,719,793

Sale (repurchase) of shares	-	-	-	-	22,502	(20,121)	2,381
Prescribed dividends	-	-	-	-	-	14,472	14,472
Realization of unrealized earnings reserve	-	-	(131,472)	-	-	131,472	-
Net income for the year	-	-	-	-	-	224,293	224,293
Destination of profits:
Constitution of legal reserve	-	11,215	-	-	-	(11,215)	-
Proposed dividends	-	-	-	-	-	(86,137)	(86,137)
Constitution of investment reserve	-	-	-	258,413	-	(258,413)	-
Transfer to investment reserve	-	-	-	569,753	-	(569,753)	-

Balances as of December 31, 2003	2,273,913	201,706	1,590,150	828,166	(19,133)	-	4,874,802

Disposal (repurchase) of shares (Note 26.c)	-	-	-	-	2,915	(14,146)	(11,231)
Loss for the year	-	-	-	-	-	(337,201)	(337,201)
Absorption of accumulated losses	-	-	-	(351,347)	-	351,347	-

Balances as of December 31, 2004	2,273,913	201,706	1,590,150	476,819	(16,218)	-	4,526,370

			2,268,675

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Company		Consolidated

	2004	2003	2004	2003

Source of funds
From operations:
Net income (loss) for the year	(337,201)	224,293	(339,256)	223,634
Expenses (income) not affecting working capital
Minority interests	-	-	37,231	39,367
Depreciation and amortization	-	-	1,145,660	1,152,753
Monetary and exchange variations and other charges on
noncurrent liabilities	655	-	(111,014)	(391,756)
Monetary and exchange variations and other revenues
from noncurrent assets	-	-	(2,059)	(104)
Exchange variation on investments	-	-	1,671	48,736
Realization of deferred income	-	-	(23,135)	(20,396)
Reversal of the provision for losses on investments	-	-	-	(10,000)
Investment write-off	-	(29)	-	-
Loss on the disposal of property, plant and equipment	-	-	108,952	21,761
Results from long term hedge contracts	-	-	70,013	12,083
Long term deferred income tax and social contribution	-	-	(118,300)	110,456
Loss on deferred assets - Acessonet	-	-	-	101,489
Deposits in court	-	-	(32,669)	35,539
Pension plan	-	-	86,795	46,848
Actuarial liabilities update – Medical Health Care Plan	-	-	26,207	24,959
Equity pick-up	199,401	(224,299)	-	-
Other operating income	-	-	(27,928)	(25,798)

	(137,145)	(35)	822,168	1,369,571
From third parties:
Increase in non-current liabilities
Loans and financing	-	-	322,454	2,144,249
Related parties	48,599	-	-	-
Taxes and contributions	-	-	104	-
Other liabilities	-	-	-	4,616
Transfer of non-current liabilities to current liabilities	-	-	366,959	82,187
Transfer of investments to current assets	-	-	37,313	189,274
Transfer of property, plant and equipment to current assets	-	-	-	15,396
Disposal of property, plant and equipment	-	-	37,361	4,784
Increase in deferred income	-	-	31,911	14,485
Dividends from subsidiary	-	85,754	-	-
Negative goodwill	-	18,655	-	18,655
Disposal of treasury shares	5,567	6,666	5,567	6,666
Prescribed dividends	-	14,472	-	14,472
Other	-	-	2,053	660

Total sources of funds	(82,979)	125,512	1,625,890	3,865,015

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Company		Consolidated

	2004	2003	2004	2003

Application of funds
Increase in noncurrent assets	-	-	120,680	230,880
Decrease in noncurrent liabilities	-	-	-	26,226
Transfer from current to noncurrent liabilities	-	-	43,148	104,541
Additions to investments		25,862	807	-
Additions to property, plant and equipment	-	-	630,471	546,377
Additions to deferred assets	-	-	101,284	2,870
Dividends and interest payable on capital	-	86,137	37,540	121,908
Effects of minority interest on capital increase in
subsidiary Star One	-	-	5,395	5,425
Repurchase of treasury shares	16,798	4,285	16,798	4,285
Transfer from noncurrent to current liabilities	-	-	2,412,433	793,177

Total applications of funds	16,798	116,284	3,368,556	1,835,689

Increase (decrease) in net working capital	(99,777)	9,228	(1,742,666)	2,029,326

Variations in net working capital:
Current assets:
At the beginning of the year	125,722	49,114	4,127,529	3,164,880
At the end of the year	11,369	125,722	3,055,078	4,127,529

	(114,353)	76,608	(1,072,451)	962,649

Current liabilities:
At the beginning of the year	113,572	46,192	3,966,166	5,032,843
At the end of the year	98,996	113,572	4,636,381	3,966,166

	(14,576)	67,380	670,215	(1,066,677)

Increase (decrease) in net working capital	(99,777)	9,228	(1,742,666)	2,029,326

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
(In thousands of reais, except when mentioned otherwise)

1. Background and Operations

Embratel Participações S.A. (the “Company”) was incorporated in accordance with article 189 of Law 9,472/97 – General Telecommunications Law, based on Decree No. 2,546, of April 14, 1998. The Company resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was approved based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in the Company at a public auction at the Rio de Janeiro Stock Exchange on July 29, 1998, to Startel Participações Ltda., a Brazilian subsidiary of WorldCom, Inc. (“MCI”).

On July 23, 2004, the operations subject to the contract executed by MCI and Teléfonos de México, S.A. de C.V. (“Telmex”) were concluded. The latter company was established and exists in accordance with the laws of Mexico. Telmex acquired through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC. all of the interest, direct and indirect by MCI of the share capital of Startel Participações Ltda. and New Startel Participações Ltda., parent companies of the Company. The U.S. Bankruptcy Court Judge approved this operation in the second half of 2004. Approval by ANATEL – the National Telecommunications Agency had already occurred in compliance with the telecommunications regulations and approval from a public bidding aspect remained to enable approval by the Administrative Council for Economic Defense – CADE, although Telmex had already assumed management of the Company on July 23, 2004.

On December 13, 2004, an auction was held on the São Paulo State Stock Exchange– BOVESPA, for the public offer for the acquisition of shares in the Company to relinquish control (“OPA”), conducted by Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC), which acquired 47,841,438 thousand shares of additional common stock, thereby increasing its stake in the Company to 90.25% of common stock (33.57% of total capital).

Embratel Participações S.A. holds 98.77% of the capital of Empresa Brasileira de Telecomunicações S.A. – Embratel. Embratel provides mainly international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005. The assured right of renewing this license for an additional 20-year term, at cost to the Company, is subject to ANATEL’s regulations.

The businesses of the Company and its subsidiaries are regulated by ANATEL, the Brazilian telecommunications market regulatory agency, pursuant to Law No. 9,472, of July 16, 1997 and related regulations, decrees, decisions and plans.

On November 1, 2000, the subsidiary Embratel incorporated Star One S.A. (”Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communications services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) radio and television broadcasting. On the date of its incorporation, all terms related to the Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, renewable for 15 years under onerous title subject to regulation by ANATEL.

On August 15, 2002, the subsidiary Embratel was authorized by ANATEL, for an indeterminate period, to provide Switched Fixed Telephony Services – STFC, for local services, in service areas comprising regions I, II and III of the General Authorization Plan (“Plano Geral de Outorgas”), which altogether comprises the entire national territory. The subsidiary Embratel began effectively providing such services in December 2002.

As from July 6, 2003, users of Personal Cellular Service (PCS), must choose an operator for domestic and international long-distance calls through cellular phones. Embratel, in addition to nationwide network coverage, offers its customers the possibility of using pre and post-paid calling cards for cellular phones, as well as benefits its customers with one single statement: the calls placed by cell phone would be listed on the regular statement issued by the cellular operators.

The subsidiary Embratel incorporated, on August 18, 2003, Click 21 Comércio de Publicidade Ltda. (“Click 21”), to provide Internet access and products for residential customers and small companies, offering a complete solution for their Internet needs through a single provider, including an exclusive domain, e-mail accounts with automatic anti-virus, and tools for editing homepages and sending faxes, as well as exclusive content.

On December 2, 2003, the acquisition of Vésper Holding S.A. and Vésper Holding São Paulo S.A. as well as their respective subsidiaries (Vésper S.A. e Vésper São Paulo S.A.) was concluded. The latter two companies are local competitors in São Paulo (Region III) and the North and Northeast (Region I) regions of Brazil. The local telephone service operations are provided in 17 states and their licenses cover 76% of the Brazilian population. In addition to offering a choice of local telecommunications provider to corporate customers, this acquisition served to strengthen and expand Embratel’s strategy of offering local telephone service and broadband access to small companies and the residential market. According to Act No. 40,812/2003 of ANATEL, it would be necessary to eliminate all overlapping of service areas of types of services derived from the transfer of the Vésper Holding S.A. and Vésper Holding São Paulo S.A. to the Company within 18 months following the publication this act (November 25, 2003). The Company is currently assessing the procedures required to comply with this act.

On March 2, 2004, the subsidiary Embratel acquired for US$45 million, from CT Leasing Ltd., an indirect subsidiary of Qualcomm Inc, the company CT Torres Ltda. (“CT Torres”), whose fixed assets comprised 622 communications towers. These towers belonged to Vésper São Paulo S.A. and Vésper S.A. until December 2, 2003, when they were returned to CT Torres, then sold to CT Leasing Ltd..

The purpose of this acquisition was to enable the subsidiary Embratel to receive a greater return on investment than it would receive if Vésper São Paulo S.A. and Vésper S.A. were to lease these towers from a third party.

The subsidiary Embratel will have greater flexibility in the use of these towers as well as be able to use the existing and future income derived from the lease of the tower capacity to other interested parties such as those that cellular telephone operators could offer. With the acquisition of the CT Leasing Ltd. towers, Vésper São Paulo S.A. and Vésper S.A. will lease tower space from the subsidiary Embratel.

2. Presentation of the Financial Statements

The individual and consolidated financial statements are the responsibility of the Company’s management and were prepared in accordance with the accounting practices adopted in Brazil, regulations applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários).

Certain reclassifications were performed in the financial statements for the year ended December 31, 2003 to make them consistent with the presentation of the current year.

3. Principal Accounting Practices

a) Cash and cash equivalents

Refer to the bank deposits and highly liquid temporary investments held to maturity and are recorded at cost, plus income earned through balance sheet date, which do not exceed market value, when applicable.

b) Trade accounts receivable

Refer primarily to the amounts received from local and long distance domestic and international telecommunication services, billed and/or unbilled at the balance sheet dates, as well as amounts receivable from data and other services.

An allowance for doubtful accounts is accrued to cover the amounts which recoverability is considered doubtful.

c) Foreign currency transactions

Assets and liabilities in foreign currency are recorded at the exchange rate prevailing at the balance sheet dates. Exchange gains or losses are recorded in the income statement under “Financial Income (Expense)”, when incurred. The effects of exchange rate variations are described in Note 10.

d) Inventory

Inventories are stated at the average purchase cost less the provision for realization, when applicable and refer primarily to handsets (digital telephone equipment) recorded in the subsidiaries Vésper S.A. and Vésper São Paulo S.A..

e) Investments

Refers substantially to the interest in subsidiaries recorded under the equity method. The accounting practices adopted by the subsidiaries, included those located overseas, are consistent with those adopted by the Company.

The provisions for losses in investments of subsidiaries Vésper S.A. and Vésper São Paulo S.A. are classified as non-current liabilities and were calculated based on the Company’s participation on the negative equity on these subsidiaries.

On December 31, 2003, the other investments refer mainly to the interest in international satellite companies, carried at cost, recognizing the exchange variation less the provision for losses, when applicable.

f) Property, plant and equipment

Property, plant and equipment is recorded at purchase cost and/or construction cost, monetarily restated up to December 31, 1995, less accumulated depreciation, adjusted for impairment, when applicable.

The annual rates of depreciation are calculated using the straight-line method, based on the estimated useful lives of the assets. The main applicable rates are stated in Note 18.

Expenses for maintenance and repairs are capitalized when they represent improvements (increase of installed capacity or useful life) while the others are expensed. The financial charges arising from financing linked to construction in progress are recorded in Property, Plant and Equipment.

The Company’s policy is to capitalize goods acquired through leasing arrangements and the corresponding lease finance is recorded as a liability. The liability arising from such operations bear interests as established in the leasing contracts and, when applicable, exchange variations.

At the subsidiaries Vésper São Paulo S.A. and Vésper S.A., licenses (authorizations) are recorded at acquisition cost, plus financial charges from loans until the start-up of operations less amortization, calculated as from the start up of operations (February, 1999) using the straight line method, based on the original 20-year terms (amortization until April, 2019), and adjusted to the new recoverable amounts.

The recoverability of the Company’s property, plant and equipment through future generation of income is monitored on the basis of income forecasts for the purpose of verifying whether the net recoverable value is greater than the net book value.

g) Deferred charges

Deferred charges refer to the goodwill paid by the former parent company of CT Torres on the acquisition of this company, which was later capitalized by CT Torres. The goodwill is grounded on and has been amortized on the basis of future profit forecasts.

Additionally, there are pre-operating expenses recorded by the subsidiaries Click 21, Vésper São Paulo S.A. and Vésper S.A.. The balances of the subsidiaries, Vésper São Paulo S.A. e Vésper S.A. have been adjusted to the recoverable amounts and are being amortized over five years.

h) Loans and financing

Loans and financing are updated based on the exchange or monetary variations and according to the interest rates incurred up to the balance sheet dates according to the terms defined in the contracts.

i) Income and social contribution taxes

Income tax and social contribution are calculated according to the rules and rates prevailing during the year and are recorded on an accrual basis.

Deferred income tax and social contribution on accumulated tax losses and social contribution negative basis, as well as on temporary differences are assessed based on the expectation of generating future taxable income less the valuation allowance based on the regulations established by CVM Instruction No. 371/02, as stated in Notes 13, 16 and 21.

j) Provision for contingencies

Constituted based on the external and internal legal counsels’ opinions at amounts deemed to be sufficient to cover any losses or risks which chances of losing are considered probable. The total balance is recorded as current liabilities, due to the fact that it is not possible to estimate the time required to reach settlement. The grounds and nature of the provisions are described in Note 24.

k) Actuarial liability - Telos

The subsidiaries Embratel and Star One sponsor an entity to manage the pension funds and other post-retirement benefits for their employees (Note 25). The contributions toward the plans are planned by actuaries and recorded on an accrual basis.

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were fully recognized in the financial statements as of December 31, 2001.

l) Deferred income

This amount is mainly related to the sale of rights of way primarily for fiber optic cables to Brazilian telecommunications companies and other international companies with activities in the Mercosul, and is reflected in results according to the terms of the contracts.

Additionally, it includes the amount of the negative goodwill recorded on the acquisition of the subsidiaries, Vésper Holding São Paulo S.A. and Vésper Holding S.A.

m) Revenue recognition

Revenues from telecommunications services are recorded on an accrual basis, less an estimate for billing problems or disputes. Revenues from international services include revenues earned under bilateral agreements between the subsidiary Embratel and the foreign telecommunications companies. These agreements govern tariffs paid by Embratel to the foreign companies for the use of equipment required to complete calls invoiced outside Brazil. Revenues related to international calls are recorded monthly segregating the amounts paid to foreign entities in the cost of services rendered.

n) Financial income (expense)

Represents interest and foreign exchange and monetary variations, loans and financing and other assets and liabilities subject to monetary updated, recorded on an accrual basis. Additionally, includes banking and fiduciary letters expenses, as well as PIS (Employees’ Profit Participation Program) and COFINS (Tax on Social Security Financing) expenses (calculated on financial income) and CPMF (Provisional Contribution on Financial Activities).

o) Employee profit sharing

The subsidiaries Embratel and Star One have established a provision for employee profit sharing, which is calculated based on the Company’s and individual targets and which payment is subject to approval by the Annual General Shareholders’ Meeting. The companies recorded this expense in the statement of income under operating expenses (R$38,881 and R$49,587 for the years ended December 31, 2004 and 2003, respectively).

Management profit sharing is included under Directors’ Fees (Note 29).

p) Minority interest

Refers to the minority shareholders’ interests in the subsidiaries Embratel and Star One.

q) Net income (loss) per thousand outstanding shares

Net income (loss) per thousand outstanding shares is calculated based on the number of outstanding shares on the date of the financial statements.

r) Use of estimates

The preparation of the financial statements according to the accounting practices adopted in Brazil require Management to make use of estimates and premises which impact the amounts and disclosure of assets, liabilities, income and expenses. The effective results may differ from the estimates and assumptions used.

4. Consolidation Procedures

In the consolidated financial statements, investments in subsidiaries have been eliminated against their respective shareholders’ equity, unrealized intercompany profits or losses, when applicable, equity earnings and provision for losses on subsidiaries’ investments, intercompany income and expenses, intercompany current and non-current asset and liabilities balances and the amount of shareholders’ minority interest of has been separated in the results and shareholders’ equity of the subsidiaries.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, according to direct and/or indirect participation in the share/voting capital, as shown below:

	%

	2004	2003

Empresa Brasileira de Telecomunicações S.A. –Embratel	98.8	98.8
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Click 21 Comércio de Publicidade Ltda.	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Embratel Chile S.A.	100.0	100.0
Embratel Internacional S.A.	100.0	100.0
Embratel Uruguay S.A.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Vésper Holding S.A.	100.0	100.0
Vésper Holding São Paulo S.A.	100.0	100.0
Avantis Investments, Inc.	100.0	100.0
Ponape Telecomunicações Ltda.	100.0	100.0
Vega 21 Participações Ltda.	100.0	100.0
Vetel 21 Participações Ltda.	100.0	100.0
CT Torres Ltda. (Note 1)	100.0	-
Participation Investment, Inc. (1)	-	100.0
(1) This subsidiary was dissolved on October 1, 2004.

5. Net Operating Income

	Consolidated

	2004	2003

Voice
Domestic long distance	4,012,763	4,051,721
International long distance	768,938	856,585

	4,781,701	4,908,306
Data & Internet
Corporate and other	1,550,975	1,658,908
Telecommunications companies	158,433	97,236

	1,709,408	1,756,144

Local services	607,644	134,478

Other services	234,115	244,682

Total	7,332,868	7,043,610

6. Cost of Services and Goods Sold

	Consolidated

	2004	2003

Interconnection/facilities (1)	(3,362,504)	(3,233,979)
Depreciation and amortization	(976,907)	(977,864)
Personnel	(246,819)	(214,801)
Third-party services (2)	(229,374)	(222,558)
Other	(178,785)	(65,947)

Total	(4,994,389)	(4,715,149)

(1)

Interconnection costs represent charges by the local fixed-line telephone companies for the use of private circuit lines and connection costs by the subsidiary Embratel to regional fixed-line telephone companies, according to the interconnection regime under Resolution No. 33 effective since April 1, 1998.

(2)	Refers mainly to the installation and maintenance of telecommunications equipment and public utilities (electric power).

7. Selling Expenses

	Consolidated

	2004	2003

Allowance for doubtful accounts	(366,590)	(353,142)
Personnel	(278,619)	(238,892)
Third-party services (1)	(244,186)	(180,156)
Depreciation and amortization	(3,457)	(4,173)
Other	(7,274)	(12,586)

Total	(900,126)	(788,949)

(1)	These mainly refer to marketing and advertising, assistance and consulting services.

8. General and Administrative Expenses

	Company		Consolidated

	2004	2003	2004	2003

Third-party services (1)	(3,858)	(3,318)	(513,095)	(500,524)
Depreciation and amortization	-	-	(165,296)	(170,716)
Personnel (2)	(401)	(253)	(259,598)	(141,742)
Taxes	(647)	(509)	(81,567)	(73,153)
Employees’ profit sharing	-	-	(38,881)	(49,587)
Other	(3)	(5)	(48,902)	(48,456)

Total	(4,909)	(4,085)	(1,107,339)	(984,178)

(1)	Refer to maintenance, conservation and cleaning expenses as well as those for public utilities and information technology, printing and postage of telephone bills, auditing, assistance and consulting.

(2)

Since 2000, the subsidiary Embratel has a “Plan for Retention of Executives and Strategic Employees”, aiming at retaining the services of the President, Vice-Presidents, Officers, Managers and other key employees who retain specialized knowledge. The participants of the plan would have the right to a cash indemnity, calculated using a formula foreseen in the individual Term of Commitment, even in the event of the dismissal of the executive or of a change in the shareholding control of the subsidiary Embratel. Due to the change in the shareholding control, the subsidiary Embratel paid to executives, during the first semester of 2004, such indemnities in the amount of, approximately, R$92,000 The amounts paid to statutory officers who remained with subsidiary Embratel comply with the total amount of the global compensation package approved by the General Shareholder’s Meeting of 2004.

9. Other Operating Income (Expenses), Net

	Consolidated

	2004	2003

Interconnection cost recovery (1)	65,647	-
FUST recovery (Note 16.b)	37,902	-
COFINS recovery	-	17,736
ICMS recovery	14,124	13,609
Provision for contingencies (Note 24)	(323,059)	-
Agreement with operators (Note 31)	68,456	-
Late charges income (expenses)	(16,127)	17,379
Other	49,787	26,175

Total	(103,270)	74,899

(1)

In view of the decision by the Special Tribunal of the Higher Court of Justice, issued in a session held on July 1, 2004, which supported the Company’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, the subsidiary Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

10. Financial Income (Expense)

	Company		Consolidated

	2004	2003	2004	2003

Financial income
Interest on temporary investments and other	1,607	4,383	271,159	244,154
Monetary variation - credit	-	-	259,949	1,258
Exchange variation - assets	409	5	(9,558)	(105,557)

Subtotal	2,016	4,388	521,550	139,855

Financial expense
Financial charges	(1,362)	(686)	(589,288)	(510,340)
Monetary variations – charge	-	-	(505,126)	(53,064)
Exchange variations – liabilities	-	-	(45,738)	263,624

Subtotal	(1,362)	(686)	(1,140,152)	(299,780)

Total	654	3,702	(618,602)	(159,925)

In 2004, the US dollar devalued by 8.13% (18.23% devaluation for the same period in 2003) against to the Brazilian real, and the Japanese Yen devalued by 3.98% against the Brazilian real (devalued by 9.48% in 2003), nevertheless, the Company recorded an exchange variation expense of R$45,738 during the year (recovery of exchange variation expense of R$263,624 in the same period of 2003), net of results from hedge contracts recorded during the year (expenses of R$209,935 and R$409,938 in 2004 and 2003, respectively).

11. Extraordinary Non-Operating Income - ILL

From 1989 through 1992, the Federal Government imposed a tax on profit (ILL – Imposto sobre o Lucro Líquido) and, during this period, the Company’s subsidiary Embratel regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other taxpayers to go to court. In 1999 the subsidiary Embratel filed a lawsuit and obtained an injunction in order to get a tax credit. This amount was offset against income tax payable of such subsidiary from May 1999 to July 2001.

In 2002, the subsidiary Embratel, based on final decision by the Higher Courts, recognized the revenue corresponding to the principal amount of the aforementioned liability, under the caption “Extraordinary Non-operating Income”. The revenue of R$106,802 corresponding to the purge of inflationary gains was recognized in the second quarter of 2004 under the same caption, after the final decision that was issued by the Higher Court of Justice.

12. Other Non-Operating Income (Expense), Net

	Consolidated

	2004	2003

Income
Disposal of property, plant and equipment (2)	37,361	4,784
Sale of investments (Note 17)	8,502	92,808
Other	16,623	20,623
Expenses
Write-off of permanent assets (1)	(2,339)	(123,637)
Provision for write-off of permanent assets (2)	(71,492)	(20,000)
Provision for impairment (Note 18)	(32,000)	-
Withholding income tax on remittances to foreign telecommunications companies (Note 24.2.g)	-	(39,462)
Other	-	(5,517)

Total	(43,345)	(70,401)

(1)

In 2003 this basically refers to the goodwill related to the acquisition of Acessonet Ltda. in the amount of R$101,489 and the provision for losses in the amount of R$18,679 derived from the sale of 100% of interest held in Intelsat Ltd..

(2)

These balances include income from the disposal of Property, Plant and Equipment in the amount of R$31,091 and corresponding provision for write-off in the amount of R$33,092, related to the agreements with operators as described in Note 31.

13. Income Tax and Social Contribution on Profits

The Company and its subsidiaries are subject to corporate income tax - IRPJ and social contribution on profits - CSSL based on taxable income and have chosen to pay these taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose. The amounts prepaid of IRPJ and CSSL are recorded as Income Tax – Estimate and Social Contribution and are presented as a deduction from the respective taxes payable in the financial statements (Note 21).

The provision for income tax is calculated based on taxable income at a rate of 15% plus a 10% surcharge provided for in law. The social contribution is calculated at a rate of 9%.

On December 31, 2004, the subsidiary Embratel had R$1,055,433 of tax losses carryforward (R$1,074,911 on December 31, 2003) and R$930,653 negative basis of social contribution (R$947,866 on December 31, 2003), that can be offset according to Law No. 8,981, which limited offsetting of accumulated tax losses and negative basis for social contribution to 30% of taxable income generated in each fiscal year.

On December 31, 2004, the subsidiaries Vésper Holding S.A. and Vésper Holding São Paulo S.A. and their subsidiaries had together tax losses carryforward and negative basis of social contribution of R$3,309,734 and R$3,313,474, respectively. Due to the fact that these companies did not present taxable income, as well as due to uncertainties regarding to the realization thereof, the respective tax credits have not been recognized.

13.1. Income tax and social contribution income (expenses)

Income tax and social contribution expenses include the current expense for the year, computed in accordance with current tax legislation, and deferred expense calculated on the temporary differences arising or realized in the year, tax losses carryforward and negative basis of social contribution. Income from deferred income tax and social contribution (consolidated), recorded during 2004, totaled R$99,403 (expense of R$90,172 in 2003) resulting from the calculation of these taxes on the allowance of doubtful accounts, tax losses carryforward and other temporary nondeductible expenses as well as other temporary non-taxable income (Note 16).

Breakdown of income tax and social contribution income (expense):

	Company		Consolidated

	2004	2003	2004	2003

Current
Social contribution	-	(86)	(19,427)	(12,021)
Income tax	-	(225)	(54,600)	(34,713)

Total current expense	-	(311)	(74,027)	(46,734)

Deferred
Social contribution	(222)	222	27,106	(24,420)
Income tax	(616)	616	72,297	(65,752)

Total deferred income (expense)	(838)	838	99,403	(90,172)

Total income (expense)	(838)	527	25,376	(136,906)

The current income tax and social contribution expense reported in the consolidated statements of income for the years ended 2004 and 2003 are mainly attributable to the subsidiary Star One.

13.2. Reconciliation of tax income (expenses) with nominal rates

The reconciliation of income tax and social contribution calculated based on the nominal tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated

	2004	2003	2004	2003

Income (loss) before taxes and minority interests	(336,363)	223,766	(327,401)	399,907

Income tax credits (expenses) at nominal rate	84,091	(55,942)	81,850	(99,977)
Adjustments to obtain the effective rate:
IRPJ on amortization of goodwill on merger	-	-	(6,611)	(6,611)
Unrecorded tax credits owed to CVM 371 (2)	(1,057)	-	(39,999)	-
Favorable decision regarding ILL (Note 11)	-	-	9,757	-
Equity pickup and provision for losses on subsidiaries’ investments	(82,882)	55,459	-	-
Other permanent additions (exclusions) (1)	(768)	874	(27,300)	6,123

IRPJ credits (expenses) in the statements of income	(616)	391	17,697	(100,465)

Social contribution credits (expenses) at nominal rate	30,273	(20,139)	29,466	(35,992)
Adjustments to obtain the effective rate:
CSSL on amortization of goodwill on merger	-	-	(2,380)	(2,380)
Unrecorded tax credits owed to CVM 371 (2)	(435)	-	(14,370)	-
Favorable decision regarding ILL (Note 11)	-	-	3,513	-
Equity pickup and provision for losses on subsidiaries’ investments	(29,838)	19,965	-	-
Other permanent additions (exclusions) (1)	(222)	310	(8,550)	1,931

CSSL credits (expenses) in the statements of income	(222)	136	7,679	(36,441)

Income tax and social contribution on statements of income	(838)	527	25,376	(136,906)

(1)	Permanent additions (exclusions) in the consolidated statements for 2004 mainly correspond to the executive retention plan expenses (Note 8).

(2)

This basically refers to the losses incurred by the subsidiaries Vésper Holding São Paulo S.A. and Vésper Holding S.A., for the period ended December 31, 2004, on which no tax credits were established due to the uncertainties involved in the realization of them.

14. Cash and Cash Equivalents

	Company		Consolidated

	2004	2003	2004	2003

Cash and bank deposits	183	742	45,697	177,107
Foreign short-term investments	-	-	124,638	334,258
Marketable securities	3,787	20,114	661,693	1,208,131

Total	3,970	20,856	832,028	1,719,496

Marketable securities are represented primarily by investment fund quotas and fixed income securities. The foreign investments are short-term financial applications based on the mutual traffic of values received from foreign telecommunications operators and proceeds from the sale of interest in international satellite companies (Note 17).

15. Trade Accounts Receivable

	Consolidated

	2004	2003

Voice services	2,829,753	2,799,273
Data, telecommunications companies and other services	508,351	619,924
Foreign administrators	210,435	179,266

Subtotal	3,548,539	3,598,463
Allowance for doubtful accounts	(2,120,480)	(1,926,426)

Total	1,428,059	1,672,037

The Company monitors its past due accounts receivable and the balance of the allowance for doubtful accounts as of December 31, 2004 was mainly made up of amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses. As of June 30, 2004, the Company recognized an allowance for doubtful accounts as from the first day after maturity, gradually adjusting the provision until it reaches 100% of the provision for invoices overdue more than 120 days. This modification in the estimation process did not generate any material effects in the income statement for the year ended December 31, 2004.

The Company continues to work intensely in the management of invoicing processes and systems, collection and fraud as well as blocking calls to assure that defaulting or fraudulent customers do not use the network. These systems and processes have enabled greater control of expenses incurred in doubtful receivables by the subsidiary Embratel.

16. Deferred and Recoverable Taxes

	Company		Consolidated

	2004	2003	2004	2003

Deferred income tax and social contribution assets
Provision for write-off of property, plant and equipment / accelerated depreciation	-	-	35,215	15,420
Tax losses carryforward	-	-	263,858	268,728
Negative basis of social contribution	-	-	83,759	85,307
Allowance for doubtful accounts	-	-	623,672	564,465
Goodwill on the acquisition of investment	-	-	8,991	17,983
COFINS/PIS – temporarily non-deductible	1,872	1,872	30,403	30,403
Other deferred taxes (provisions)	-	838	203,778	169,929

Subtotal	1,872	2,710	1,249,676	1,152,235
Withholding income tax (IRRF)	4,859	5,533	80,947	86,611
Recoverable income tax/social contribution	643	561	27,674	40,055
Value-added goods and services tax - ICMS	-	-	193,754	271,303
Income tax on net income - ILL (Note 11)	-	-	41,625	-
FUST (b)	-	-	66,205	2,743
FUNTTEL	-	-	1,446	1,322
Other	-	-	32,565	63,146

Total	7,374	8,804	1,693,892	1,617,415

Current	7,374	8,804	387,572	465,719

Non-current	-	-	1,306,320	1,151,696

a) Deferred income tax and social contribution

Deferred taxes were recorded on the assumption of future realization as fellows:

  Tax losses and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

  Goodwill on investment: realization will occur proportionally to the amortization of the goodwill from the subsidiary Star One S.A., in a 5-year term, ending in 2006.

  Other temporary differences: realization will occur upon payment of the accrued provisions, and the effective write-off of underlying doubtful accounts or any other event which may result in a recorded loss.

CVM Instruction No. 371 established for cumulative conditions to record and maintain deferred tax assets arising from temporary differences, tax losses carryforward and negative basis of social contribution as follows:

  Presentation of a history of profitability on the basis of the generation of taxable income during at least three of the last five years or presentation of basic actions implemented for the future generation of taxable income; and

  Presentation of an expectation to generate future taxable income based on a technical feasibility study, which supports the realization of deferred tax assets within a minimum term of 10 years.

Studies conducted by the Company indicate full recovery of the amounts recognized by the subsidiaries within the period defined by this instruction.

The technical studies, which support the maintenance of the recorded amounts, correspond to Management’s best estimates regarding the Company’s projected income. As such, due to the inherent nature of financial forecasts and uncertainties of information based on future events, many considering the market in which the Company operates, there may be differences between the actual results and those shown in the financial projections.

The table below shows the schedule for realization of the deferred tax assets recorded by the subsidiary Embratel:

Year/period

2005	41,861
2006	151,716
2007	161,216
2008	183,087
2009 to 2014	692,908

Total	1,230,788

The Company’s Management is monitoring the evolution of the deferred tax assets. Hence, should future analyses and forecasts indicate that profitability do not reflect the premises of the study, write-offs accounts should be considered. However, some measures have already been or are being taken by the Company’s Management in order to make its business return to profitability and, in doing so, to assure the realization of tax credits, among which we highlight:

i) Better management of services to improve the quality of earnings and reduce the costs of default payments (Note 15);

ii) Ongoing efforts to leverage income and reduce operating costs; and

iii) Reduced financial charges through changes in the Company’s debt profile.

b) Recovery of FUST contribution

In December 2003, ANATEL issued an official letter clarifying that the connection costs are deductible from the contribution calculation base of FUST – Telecommunications Systems Universalization Fund.

In the second quarter of 2004, the subsidiary Embratel, concluded a review of the calculation basis of the referenced contribution tax and recorded a corresponding credit in the amount of R$57,736. The main amount of this credit, of R$37,902, was recorded as “Other Operating Income”, and the compensatory interest in the amount of R$19,834, was recorded as “Other Financial Income.” On December 31, 2004, these credits, monetarily restated, totaled R$63,216.

Additionally, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. have a total recorded amount of R$2,989 (R$2,743 on December 31, 2003) to recover in FUST contributions of which R$2,743 and R$246 are recorded as “Other Operating Income (Expenses), Net” and “Financial Income (Expense),” respectively.

17. Investments

The rollforward of the investments and the provision for losses on investments for the year ended December 31, 2004 is shown below:

	Beginning balances			Transaction			Ending balances

Subsidiaries	Investments	Negative goodwill	Provision for losses on investments (1)	Equity pick-up	Increase in the provision for losses on investments	Subscribed capital	Investments	Negative goodwill	Provision for losses on investments (1)

Empresa Brasileira de Telecomunicações S.A.	4,863,557	-	-	(180,746)	-	-	4,682,811	-	-
Vésper Holding S.A. and Vésper Holding São Paulo S.A.	18,655	(18,655)	(2,464)	(18,655)	(132,128)	48,000	-	(18,655)	(86,592)
Other	10	-	-	-	-	-	10	-	-

	4,882,222	(18,655)	(2,464)	(199,401)	(132,128)	48,000	4,682,821	(18,655)	(86,592)

(1)	Classified as current liabilities.

Shareholders’ equity of the principal subsidiaries as of December 31, 2004 is shown below:

Subsidiaries	Shareholders’ Equity

Empresa Brasileira de Telecomunicações S.A.	4,740,991
Vésper Holding S.A. and Vésper São Paulo S.A.	(86,592)

On December 31, 2003, the consolidated investment balance of R$39,888, primarily referred to the interest held in international satellite companies.

On September 25, 2003, Vésper Holding Ltda. (“VHL”), Qualcomm do Brasil Ltda. and the Company signed an agreement for transferring the ownership interest in Vésper Holding S.A. and Vésper Holding São Paulo S.A. (“Vésper”) to the Company (“Share Purchase Agreement”). This agreement hod certain terms, referred to as precedent terms, which had to be complied with to conclude this transaction. Among those terms were the approval by the ANATEL’s board of Directors, which accrued on November 19, 2003, and the execution of certain operations involving the Company, shareholders, certain venders and creditors, which accrued through December 2, 2003, the effective date of the transfer of Vésper ownerships interest. As a result, the Company recorded negative goodwill in the amount of R$18,655. Due to the fact that this negative goodwill could not be justified on economic basis, it will be amortized only in the event of write-off or disposal of the investment.

During the years 2004 and 2003, the subsidiary Embratel sold off 100% of its interest in the following companies:

Company	Sale month	Investment balance	Value of sale	Results

Intelsat Ltd.	July 2003	137,717	119,038	(18,679)
Embratel Clearinghouse Ltda.	October 2003	2,946	46,161	43,215
Inmarsat Ventures PLC	December 2003	37,664	86,366	48,702
Telecommunications Companies	December 2003	6,386	7,277	891
New Skies	November 2004	35,471	43,973	8,502

18. Property, Plant and Equipment

		Consolidated

		2004			2003

	Annual depreciation/ amortization (%) rates	Cost	Accrued depreciation/ amortization	Net book value	Net book value

Switching equipment	10.00	2,770,085	(1,269,508)	1,500,577	1,616,448
Transmission equipment	5.00 to 20.00	9,192,027	(5,517,696)	3,674,331	4,490,475
Buildings and ducts	4.00	1,389,374	(739,022)	650,352	656,788
Land	-	196,231	-	196,231	190,495
Other assets
Sundry equipments (1)	10.00 and 20.00	767,521	(557,328)	210,193	235,317
Intangibles (2)	4.00 to 20.00	1,418,440	(856,631)	561,809	638,181
Telecommunications infrastructure	4.00, 5.00 and 10.00	780,183	(541,083)	239,100	329,810
Operating license (3)	20.00	29,836	(28,800)	1,036	4,359
Impairment of assets (4)	-	(1,349,076)	286,919	(1,062,157)	(1,389,421)
Construction in progress	-	601,133	-	601,133	421,877

Total		15,795,754	(9,223,149)	6,572,605	7,194,329

(1)	Vehicles, information technology equipment, furniture and fixtures.

(2)	Software licenses and rights of way.

(3)

Refers to the cost of operating licenses (authorizations) acquired by the subsidiaries Vésper São Paulo S.A. and Vésper S.A. for engagement in the switched land line telephone services extended to public users in general, which types of services provided are to be on a private basis including intra-regional, domestic long distance calling in the regions I and II of the General Grant Plan. It is also mandatory that these services also be provided on a local basis. The authorization term is for 20 years, as from the date that the authorization for the use of radio frequency was extended (beginning February 4, 1999) onus bearing and renewable for only one equal term only.

(4)

On November 30, 2003, the Management of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., on the basis of an assessment of the capacity to generate future cash flow, concluded that the values of their permanent assets had not been fully recovered and established a provision for the adjustment of the realization value of their permanent assets (property, plant and equipment, licenses and deferred assets). In December 2004, a new assessment was conducted which resulted in recognition of an additional provision in the amount of R$ 32,000.

a) Assets related to concession contract

The concession to provide domestic and international long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b) Assets pledged as a guarantee

As of December 31, 2004, the company had real estate and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$845,219 (R$704,501 on December 31, 2003).

c) Construction of C-1 Satellite

In 2001, the subsidiary Star One signed an agreement with Alcatel Space Industries (ASI), for the construction of the C-1 satellite. The cost of the project was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, Star One and Alcatel entered into an agreement to review the technical specifications of the satellite C-1, which decreased the amount of the project to US$126,105.

Because of modifications to the technical specifications of the satellite, the contract was amended in March 2004 to reflect a total cost of US$212,100 and a new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The agreements began on September 30, 2003 and the term for placement of the satellite into orbit and delivery of the earth control station is 30 months. The launching is scheduled for the beginning of 2006.

The amendment establishes that in case of cancellation of the satellite C-1 construction, the subsidiary Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made.

The amount related to this contract is recorded as construction in progress as of December 31, 2004 and totals R$275,971 (R$189,539 at December 31, 2003).

19. Deferred Assets

	Consolidated

	2004	2003

Pre-operating expenses	170,098	168,467
Goodwill (1)	102,426	-
Impairment provision (2)	(12,587)	(42,787)
Accumulated amortization	(167,491)	(122,810)

Net book value	92,446	2,870

(1)

This item refers to the goodwill paid by the former parent company of CT Torres on its acquisition of this company, which was later capitalized in CT Torres. This goodwill is based on an economic assessment report, and the amortization term for the aforementioned goodwill has been reduced from 10 to 6 years beginning on November 1, 2004.

(2)	The impairment provision refers to the pre-operating expenses of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., which were acquired on December 2, 2003.

20. Accounts Payable and Accrued Expenses

	Consolidated

	2004	2003

Suppliers	1,032,387	1,413,251
Foreign administrators	169,283	226,148
Consignments for third parties	118,013	115,830
Other	36,157	67,382

Total	1,355,840	1,822,611

21. Taxes and Contributions

	Company		Consolidated

	2004	2003	2004	2003

Indirect taxes
ICMS (value-added tax)	-	-	210,770	134,325
PIS/COFINS (social/finance contributions)	-	122	40,393	47,245
PIS/PASEP – in suspension	-	-	144,342	132,301
PIS/COFINS – judicial deposit in court (1)	12,516	12,516	15,030	15,030
ISS (municipal service tax)	-	-	11,860	9,675
Other	16	20	20,016	21,694

Deferred tax liabilities
IRPJ and CSSL Law No. 8,200/91 – supplementary monetary
restatement	-	-	36,522	38,319

Other – income taxes(2)	-	208	2,180	830

Total	12,532	12,866	481,113	399,419

Current	16	350	432,194	347,358

Non-current	12,516	12,516	48,919	52,061

(1)

In 1999, the subsidiary Embratel questioned the change introduced by Law No. 9,718/99 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite this questioning, the subsidiary Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprising August 1999 to April 2001. As from May, 2001, and based on case law, the company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002 Provision Measure (MP) No. 66 was published which permitted the settlement of tax liabilities, which had been under legal dispute without carrying any fines. The subsidiary Embratel then decided based on this MP and on the petition filed in court, to settle the debt by presenting the taxes and contributions provided for in the amount of R$173,122, net from the corresponding court deposits of an equal amount.

(2)	This item mainly refers to the provision for income tax and social contribution (estimate) and withholding income tax – IRRF.

22. Loans and Financing

	Consolidated

	2004			2003

	Short term	Long term	Total	Short term	Long term	Total

Local currency
Bank loans	-	-	-	149,055	860,337	1,009,392
Commercial Papers	1,019,050	-	1,019,050	-	-	-
Finame	6,813	13,862	20,675	6,848	20,228	27,076
ICMS Financing	208	28,817	29,025	398	20,915	21,313
Leasing	1,351	1,702	3,053	564	-	564

Total	1,027,422	44,381	1,071,803	156,865	901,480	1,058,345

Foreign currency
Bank loans	957,294	430,564	1,387,858	992,274	1,566,767	2,559,041
Foreign debt securities	3,936	729,960	733,896	7,997	794,530	802,527
C-1 satellite financing	1,715	111,301	113,016	1,326	67,249	68,575
Suppliers	14,042	3,623	17,665	2,858	18,023	20,881
Leasing	18,265	158	18,423	24,213	13,206	37,419
Swap/Hedge	76,511	10,634	87,145	31,723	12,086	43,809

Total	1,071,763	1,286,240	2,358,003	1,060,391	2,471,861	3,532,252

Total of debt	2,099,185	1,330,621	3,429,806	1,217,256	3,373,341	4,590,597

As described in Note 23, the Company entered “swap” agreements for the purpose of mitigating fluctuation risks related to exchange parity between the local currency and another foreign currency. On December 31, 2004, the debt position was as shown below:

	Amount	%	Average cost of debt

Hedged debt or in local currency	1,524,858	72.6	97.67% CDI
Unhedged debt	574,327	27.4	US$ + 3.24%

Short term	2,099,185	100.0

Hedged debt or in local currency	330,687	24.9	70.95% CDI
Unhedged debt	999,934	75.1	US$ + 9.37%

Long term	1,330,621	100.0

Hedged debt or in local currency	1,855,545	54.1	92.91% CDI
Unhedged debt	1,574,261	45.9	US$ + 7.13%

Total debt	3,429,806	100.0

a) Repayment schedule

A breakdown of long term amortization of the principle as of December 31, 2004 and the corresponding maturity dates are shown below:

Consolidated

2006	180,206
2007	168,302
2008	847,015
2009	50,640
2010 to 2013	84,458

Total	1,330,621

b) Percentage breakdown of the total debt by foreign/original index:

	Consolidated (%)

	2004	2003

US Dollar	64.1	60.9
Japanese Yen	-	10.7
Euro	4.7	5.3
CDI – Interbank Certificate of Deposit	29.7	22.0
TJLP – Long Term Interest Rate	0.6	0.6
Real	0.9	0.5

Total	100.0	100.0

c) Roll-over of debt

In June 2004, the subsidiary Embratel closed its debt rollover program, which began in March 2003, whereby all outstanding debt was subject to a new amortization schedule. The interest rates negotiated in these loans were Libor + 4% per annum or CDI + 4% per annum.

d) Prepayment of refinancing

In December 2004, the subsidiary Embratel finalized the liquidation process prepaying the debts, which were part of the 2003 rollover program. This process begun in December of 2003, which resulted in the disbursement of approximately US$766 million, with special emphasis on the second half when approximately US$558 million was paid, thereby eliminating Libor + 4% per annum CDI + 4% per annum interest rates. Funds raised from the issuance of Notes and Commercial Papers were used as well as other funds raised during the end of the fourth quarter of 2004.

The Company also settled early US$22 million in other debts which were not included in the refinancing program, which carried an approximate cost of Libor + 3.5% per annum.

It was the purpose of the Company to reduce the cost of debt and end the guarantees agreed upon for the debt refinancing.

e) Commercial papers

In November 2004, the subsidiary Embratel issued R$1 billion in promissory notes at 102.3% of CDI, for a period of 180 days renewable for another 180-day period, to substitute the debt arising from the refinancing agreement of March 2003.

f) Foreign currency bank loan

In the fourth quarter of 2004, the subsidiary Embratel secured loans in the amount of US$165 million carrying one year maturities and three month Libor + 1.2% per annum interest rates.

g) Foreign debt securities – Notes

In June 2004, the subsidiary Embratel conducted a “note” exchange offer in the amount of US$275 million issued in December 2003, for the purpose of aligning debt securities with Securities and Exchange Commission – SEC. The securities issued prior thereto were private and the new ones are public issues. The new notes carry the same terms as the securities issued previously, and have maturities in 2008 and carry an interest rate of 11% per annum.

h) C-1 satellite financing

On April 19, 2002, the subsidiary Star One entered into a financial agreement with BNP Paribas in order to finance 85% of the C-1 satellite manufacturing price and 100% of the related insurance payable to Coface (Compagnie Française d'Assurance pour le Commerce Extérieur). The total amount of the credit was US$122,337, with a 36-month grace period and payment in 14 semiannual installments, resulting into nine and half year note. The annual interest rate during the grace period would be 6 months LIBOR plus 0.75%, and during the repayment period an annual fixed rate of 5.96%.

As the original agreement for the purchase of C-1 satellite was renegotiated due to certain project modifications, the price and the payment schedule were modified. Consequently, the credit agreement was amended on August 13, 2003. This amendment, which replaced the original contract, was signed with BNP Paribas (primary bank) and Sociéte Génerale, with the amounts equivalent to 85% of the new price of the satellite C-1 to be delivered in orbit, and 100% of the related insurance signed with Coface. The amount of the credit was increased to US$194,172 (US$19,461 related to 100% of the credit insurance premium), with a grace period of 38 months and payment in 14 equal and consecutive half-yearly installments, resulting in 10 years period. The interest rate during the grace period will be the 6 months-LIBOR plus 0.75% per annum, and in respect of the payment period a fixed rate of 3.93% per annum. The income tax on the interests is a liability of the creditor.

On June 1, 2004, the Credit Agreement was amended once again due to other modifications of the satellite project, reducing the credit to US$185,232 (US$18,547 related to 100% of the credit insurance premium). All others conditions remained the same.

At December 31, 2004, the amount drawn totaled US$41,717, which represented the disbursements to Alcatel and the loans and premium payments to Coface.

The current credit agreement includes the following clauses and obligations:

h.1) A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has characteristics attributable under French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case the Company delays the payments contractually scheduled.

h.2) Beginning July 1, 2005, the subsidiary Star One will deposit monthly into an account, “Debt Service Reserve Account”, an amount in Reais equivalent to one-twelfth (1/12) of the first semi-annual payment of principal and interest. Upon commencement of the repayment period, estimated to be November 30, 2006, and until the end of loan agreement, the subsidiary Star One will maintain a deposit in Reais equivalent in U.S. Dollars to 125% of a semi-annual payment of principal and interest.

h.3) In the event that the guaranty defined in item h2) above is not available, the guaranty will be provided by the receivables resulting from the Transponders Lease Agreement executed between the subsidiaries Star One and Embratel.

h.4) In the event that the guaranties defined in items h2) and h3) above are not available, the subsidiary Embratel guarantees the deposits to be made in the debt service reserve account, limited to US$122,337 and beginning on July 1, 2006.

h.5) At any time credit agreement term, the subsidiary Embratel has to have at least 51% of the share capital voting rights of the subsidiary Star One.

h.6) The subsidiary Star One shall comply with some financial covenants such as the ratio of total debt and income before taxes, interest, depreciation and amortization (“EBTIDA”). To date, the subsidiary Star One has complied with all covenants.

i) ICMS Financing

In September 2002, the subsidiary Vésper S.A. began financing of 60% of the amount of ICMS effectively calculated on operating income, through an agreement entered into with the Rio de Janeiro State Government and the Banco do Brasil, as its financial agent. The credit line is R$940,000, during the 60 month period, and there is a grace period of 84 months and repayment term of 60 months, carrying interest at rates of 4.5% to 6% per annum and a service fee equal to 1% of the each installment released. The subsidiary Vésper S.A. used R$28,817 (R$20,915 on December 31, 2003) of the total line of credit and the total balance of R$29,025 on December 31, 2004 (R$21,313 on December 31, 2003).

j) Suppliers

Suppliers’ financing was raised in foreign currency by the subsidiaries Star One and Vésper S.A., for the purchase of equipment needed for providing telecommunications and data (internet) services.

k) Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially compressed of promissory notes, which although not represent actual guarantees, are legal instruments that can be executed judicially in the event of default.

The guarantees pledged to the banks participating in the debt rollover program were cancelled at the end of the fourth quarter of 2004, due to the early liquidation of the refinanced debt.

l) Covenants

The subsidiary Embratel is bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earning before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of the present date, are folly in compliance.

23. Financial Instruments

Assets and liabilities originating from financial instruments are recorded in the balance sheet and approximate market values.

a) General comments

The subsidiary Embratel carries out transactions with financial instrument designed to reduce the exposure to risks of fluctuation in currency and interest rates which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is concluded through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b) Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In this sense, a system which is applies this methodology has been developed named EBTaR (Embratel at Risk). This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

c) Interest rate, currency and forward currency swaps

The subsidiary Embratel used derivative operations with banks to protect investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	Agreement

			Reference Value	Book value	Market Value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	01/03/05 to 12/12/08	258,891	87,145	84,592
Forward	11/4/04	01/12/05 and	65,000	18,189	15,138
		03/16/05

		Total	323,891	105,334	99,730

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in “Financial Income (Expense)” in the consolidated statements of income.

d) Criteria, assumptions and limitation in the market value calculations

- Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

- Loans and financing and swap operations (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

- Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities as of December 31, 2004, which market values differ from their carrying values are shown below:

	Consolidated

	2004		2003

	Book value	Market value	Book value	Market value

Loans and financing	3,429,806	3,220,803	4,590,597	4,944,239

24. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involve issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues resulted from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded.

The amounts involved are described as follows:

	Consolidated

	Probable		Possible

Nature	2004	2003	2004	2003

Labor	91,434	30,753	75,097	41,242
Tax	94,294	6,933	1,951,393	1,186,287
Civil	291,536	36,063	191,348	570,200

Total	477,264	73,749	2,217,838	1,797,729

24.1. Labor contingencies

Those contingencies involve several labor claims, primarily related to salary issues such as differences in salaries and benefits, overtime and others.

24.2. Tax contingencies

	Consolidated

	Probable		Possible

Claims	2004	2003	2004	2003

ICMS (a)	87,115	465	1,154,207	779,652
Income tax on inbound international income (b)	-	-	351,635	351,635
INSS (Brazilian Social Security Institute) (c)	-	-	47,000	55,000
PIS (d)	-	-	159,000	-
COFINS (e)	-	-	236,600	-
Others (f)	7,179	6,468	2,951	-

Total	94,294	6,933	1,951,393	1,186,287

a) ICMS

The subsidiary Embratel has tax contingencies due to the non-payment of ICMS on international and other services considered by subsidiary Embratel as exempted or nontaxable, as well as the offset of supposedly non-deductible credits. Part of these contingencies, amounting to R$86,650, have been assessed as probable losses and therefore a provision has been recorded. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$893,749 (R$539,000 on December 31, 2003). As a result of this evaluation no provision has been recorded.

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is demanded ICMS on the rental of transponders and on broadband Internet services. In March 2004, the subsidiary Star One S.A. was assessed in the Federal District, in the amount of R$19,806 for the nonpayment of the ICMS over satellite capacity and other accessory obligations.

Due to the interpretations of the subsidiary Star One’s management and legal counsels regarding the assessments referred to above, which consider that the probability of loss is possible, no provision has been recorded.

The subsidiary Vésper S.A. has ICMS-related assessments in the amount of R$5,117, of which R$465 has been accrued in the financial statements, and R$4,652 which probability of loss has been evaluated as possible, and therefore no provision has been recorded.

b) Income tax on inbound international income

Based on its legal advisor’s opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the SRF assessed the subsidiary Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. The subsidiary Embratel appealed to the Taxpayers’ Council and the decision s still pending.

In June 1999, the subsidiary Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to the subsidiary Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Based on the opinion of the subsidiary Embratel’s Management and legal counsel, which consider the probability of loss as possible, the amounts arising from these assessments have not been recorded in the financial statements.

c) INSS (National Institute of Social Security)

On September 5, 2001, the subsidiary Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc… The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, the subsidiary Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by the subsidiary Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by the subsidiary Embratel’s legal advisors, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible and thus, no provision has been recorded.

d) PIS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70.

The probability of loss related to the assessment has been reclassified from remote to possible during 2004 due to the reassessment made by the subsidiary Embratel’s legal advisors and therefore, no provision was made.

e) COFINS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, the subsidiary Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Subsidiary Embratel appealed to a higher administrative level which is still pending decision.

Based on the reassessment made by the subsidiary Embratel's legal advisors, the chances of loss in the case of this tax assessment have been reclassified from remote to possible in 2004 and therefore, no provision has been recorded.

f) Other tax contingencies

The subsidiary Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951.

This subsidiary’s Management and its legal counsel understand that the probability of loss is possible and, therefore no provision has been recorded in the financial statements for the amounts involved is these claims.

As of December 31, 2004 the Company recorded a provision in the amount of R$5,541 (R$5,076 on December 31, 2003), mainly related to the dispute involving the subsidiary Vésper S.A. to assure the non-incidence of CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

Additionally, the subsidiaries Vésper S.A and Vésper São Paulo S.A. filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries Vésper S.A. and Vésper São Paulo S.A. and that of their legal counsels, the chances of loss in these cases have been classified as probable and a provision was recorded for the amounts involved in the total of R$1,638 as of December 31, 2004 (R$1,392 on December 31, 2003).

g) Withholding income tax on remittances to foreign telecommunications companies

The subsidiary Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697, for the non-withholding of Income Tax on payments to foreign telecommunications companies, related to calls initiated in Brazil and completed by those companies abroad (outbound traffic), from December 1994 to October 1998. In September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, with the legal additional, totaling R$39,462, were paid, and conservatively, recognized as expense in the first quarter of 2003.

The subsidiary Embratel filed a Writ of Mandamus seeking to obtain a pronouncement that the Melbourne Treaty has been in effect in the Brazilian legal system since 1990. In December 2004, the suit was judged extinct without any judgment on its merits, based on the extinction and release of the aforementioned assessment.

24.3. Civil contingencies

	Consolidated

	Probable		Possible

Claims	2004	2003	2004	2003

Disputes with local operators (a)	2,000	-	43,349	520,200
ANATEL and public institutions (b)	13,004	1,120	63,267	50,000
Disputes with third parties (c)	276,532	34,943	84,732	-

Total	291,536	36,063	191,348	570,200

a) Disputes with local operators

In November 2004, due to the agreements executed separately by the subsidiary Embratel and each one of the local operators (Note 31), the parties required the extinguishment of all legal suits and the charges which aimed the judgment against the subsidiary Embratel for the payment of amounts arising from interconnection contracts executed with the respective local operators, which totaled to a historic amount of approximately R$520,200 at December 31, 2003.

The subsidiary Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. The subsidiary Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$2,000. In another collection lawsuit in the amount of R$43,349, the subsidiary Embratel and its legal advisors believe that the chances of loss are possible and therefore no provision has been recorded.

b) Contingencies related to ANATEL and other public institutions

b.1) Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by ANATEL to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. The subsidiary Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, the subsidiary Embratel prevailed, and the eventual appeals by ANATEL, which have no suspensive effect, are still pending.

Based on the same facts, the subsidiary Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, the subsidiary Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,569 which are awaiting sentence. In another suit, the state of Rio de Janeiro has filed a tax execution in the amount of R$8,500.

In the opinion of the subsidiary Embratel’s Management and its legal counsels, the chances of loss regarding the penalty sought by ANATEL and third parties have been classified and possible and thus, have not been provisioned. In regards to the tax execution sought by the state of Rio de Janeiro, the subsidiary Embratel and its legal advisors have classified the chances of loss as probable and have therefore recorded a provision of R$8,500.

b.2) Administrative Suits for Noncompliance with Obligations (PADOs)

Due to noncompliance with quality targets, defined by ANATEL in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), ANATEL filed several Administrative Procedures for Disregarding Obligation (“PADO”) against the subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A.. Due to the opinion of these subsidiaries’ management and respective legal counsels, the chances of loss related to the PADOs of subsidiaries Vésper S.A. and Vésper São Paulo S.A. were classified as probable and therefore provisions have been recorded in the amounts of R$2,161 and R$2,343, respectively (R$959 and R$161 as of December 31, 2003).

In relation to the subsidiary Embratel’s fines of R$10,698 (January to June 2000 and October 2000), no provisions were recorded since the chances of loss were classified as possible.

b.3) Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary Vésper S.A., as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing ANATEL of being a part, and declaring the State Justice as competent to decide on the claim.

Due to the understanding of Management of the subsidiary Vésper S.A. and that of its legal counsels on this matter, the chances of loss in this case are possible and therefore, no provision has been recorded in the financial statements.

c) Disputes with third parties

The subsidiary Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby the subsidiary Embratel and another company disputed credits and rights resulting from subsidiary Embratel contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, the subsidiary Embratel recorded a provision of an updated amount of R$22,798 (R$14,118 on December 31, 2003).

Similarly, the subsidiary Vésper São Paulo S.A. was notified of the decision during the course of arbitration administered by the International Chamber of Commerce (ICC), Paris, whereby it and another company discussed credits and rights resulting from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, resulting in the payment of damages, the subsidiary Vésper São Paulo S.A. recorded a provision for an updated amount of R$4,792 (R$4,865 on December 31, 2003).

The subsidiaries Vésper São Paulo S.A. and Vésper S.A. recorded a provision related to judicial disputes with third parties in the amount of R$5,980 on December 31, 2004 (R$6,172 on December 31, 2003). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. For those suits with losses classified as possible, amounting to R$23,434, no provision has been recorded.

The subsidiary Embratel filed lawsuits, aiming at the annulment of charges from third parties. In such lawsuits, with one exception, which charges have been suspended, the subsidiary Embratel deposited in court the amounts disputed and other damages awarded. These deposits totaled R$19,383. In the opinion of the Management of the subsidiary Embratel, the chances of loss are probable and a provision in the total amount of R$45,116 has been recorded.

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passage ways for telecommunications equipment, the subsidiary Vésper S.A. filed a lawsuit and an injunction was granted in October 2003, suspending the effects of the regulation related to the requirement of pecuniary retribution and imposition of sanctions until the last deliberation. On December 31, 2004, the subsidiary Vésper S.A. and its legal counsels reassessed this case and understand that the chances of loss are remote (regarded as probable on December 31, 2003, totaling R$3,288), and thus, no provision has been recorded.

The subsidiary CT Torres Ltda. is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations.

In the opinion of the management of the subsidiary CT Torres Ltda. and its legal counsels on this matter, the chances of loss are probable in these cases and a provision in the amount of R$375 has been provisioned.

The subsidiary CT Torres Ltda. is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management of the subsidiary CT Torres Ltda. and its legal counsels the chances of loss in these cases are possible, and therefore, no provision has been recorded.

Due to the increased number of unfavorable decisions, agreements reached, and, considering the assessment of its legal advisors, the subsidiary Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amounting to R$27,011. The suits in which losses were classified as possible amount to R$42,053 and no provision has been recorded.

The subsidiary Embratel and/or other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by the subsidiary.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, the subsidiary Embratel’s management and its legal advisors classified the chances of loss as probable and have thus, recorded a provision in the amount of R$5,500.

In the other condemnatory suits of several natures and considering the advanced stage of the referenced suits, as well as the arguments presented by its legal counsels, the subsidiary Embratel believes that the chances of loss in some of the suits are probable, and have therefore recorded a provision of an updated amount of R$164,960 (R$6,500 on December 31, 2003). In other suits classified as possible, in the amount of R$14,800, R$10,835 has been deposited in court.

The subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A., and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiary and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

25. Actuarial Liabilities – Telos

Telos - Fundação Embratel de Seguridade Social, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

The subsidiaries Embratel and Star One sponsor the post-retirement benefit plans offered to their employees in the forms of: (a) Defined Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical and Health Care Plan for retirees who have been enrolled in the Direct Benefit plan (Embratel). Actuarial studies of the benefits area prepared at the end of each year in compliance with the CVM Deliberation No. 371, issued on December 13, 2000, to identify whether the contribution rates are sufficient to constitute the reserves necessary for the payment of current and future payments. The referenced plans are the sole post-retirement benefits of the Company.

The sponsor contribution rate referring to the old plan (defined benefit plan) for the years 2004 and 2003 is 19.8%, of the salary of the participants enrolled in this plan (8 participants on December 31, 2004). For the defined contribution plans, the sponsor’s contribution ranges from 3% to 8% of the participant’s applicable salary in addition to the extraordinary contribution provided for in the plan’s regulation for financing administrative expenses and the balance of the account projected for benefits in the events of disability and death of the enrolled participant.

After privatization, the subsidiary Embratel introduced a defined contribution plan, through Telos, which has been reviewed by the Federal Government and was approved on November 19, 1998 and was also sponsored by the subsidiary Star One beginning November 1, 2000. The new employees are automatically enrolled in the new plan and any enrollment in the defined benefit plan was interrupted.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary Embratel and Telos, and approved by the Brazilian pension’s regulatory authority ("Secretaria de Previdência Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of December 31, 2004, the outstanding balance payable to Telos amounts to R$174,086 (R$154,429 on December 31, 2003).

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements.

The above mentioned pension plan and medical health care plans sponsored by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

Consequently, on December 31, 2001, the subsidiary Embratel recorded an additional liability in the amount of R$193,424 (effect in Company – R$191,050) against shareholders' equity in the form of a prior period adjustment. On December 31, 2004, this liability amounted to R$265,020 (R$238,816 on December 31, 2003).

Reconciliation of the assets and liabilities acknowledged in the financial statements of December 31, 2004:

	Defined benefit plan (PBD)		Defined contribution plan (PCD) (2)		Medical Insurance (AMAP)

Actuarial liabilities - present value	(1,099,044)		(1,416,364)		(368,225)
Fair value of the plan assets	1,174,458		1,388,211		58,443

Present value of the liabilities in excess of the fair value of the assets	75,414		(28,153)		(309,782)
Actuarial (gains) or losses unrecognized	(5,742)		(22,167)	(2)	44,762
Actuarial assets unrecognized by the subsidiary Embratel
	(69,672)	(1)	(123,766)	(3)	-

Net actuarial liabilities	-		(174,086)		(265,020)

(1)

Unrecorded actuarial assets owed mainly to the following reasons: (a) no forecast to reduce the future contributions; and (b) there are no indications that assure that this surplus will be maintained over the next few years.

(2)

This mainly refers to profits computed on the nonpayment of interest and fines on income tax for the January 1, 1997 to August 31, 2001 period according to that provided by Normative Instruction No. 126 of the Federal Revenue Agency (SRF), of January 25, 2002, and Provisional Measure No. 2.222, of September 4, 2001. Said profits are being deferred in compliance with paragraphs 53 and 54 of CVM Deliberation No. 371, issued on December 13, 2000.

(3)

Unrecorded actuarial assets owed to the agreement signed on September 1, 1999 (Acknowledgement, acceptance and amortization of the actuarial deficit Term). According to this agreement, the subsidiary Embratel commits to paying the stipulated amount within a maximum term of 20 years without review forecast of the liability in the event of the reduction of the actuarial deficit in the future.

Statement of changes in actuarial liabilities:

Actuarial liabilities as of December 31, 2002	402,955

Charges and interest on actuarial liabilities	33,924
Actuarial adjustment – CVM Resolution No. 371	24,959
Debt surplus – January to April 2003 – Voluntary Dismissal Program	15,413
Payments made in the period (defined contribution plan)	(84,006)

Actuarial liabilities as of December 31, 2003	393,245

Charges and interest on actuarial liabilities	90,450
Actuarial adjustment – CVM Resolution No. 371	26,204
Payment of debt surplus – January to April 2003 – PDI	(15,683)
Monetary restatement of debt surplus – January to April 2003 – PDI	270
Payments made in the period (defined contribution plan)	(55,380)

Actuarial liability as of December 31, 2004	439,106

Current	68,342

Non-current liabilities	370,764

Main actuarial assumptions used:

a) Economic assumptions

(i) Discount rate for present value of actuarial liability	Inflation + 6.0% p.a. = 11.3% p.a.
(ii) Expected rate of returns on plan assets	Inflation + 6.0% p.a. = 11,3% p.a.
(iii) Average salary increase, INSS benefit growth and plan benefit	Inflation + 0.0% p.a. = 5.0% p.a.
(PBD and AMAP)
Inflation + 2.0% p.a. = 7.1% p.a.
(PCD)
(iv) Long term annual inflation rate	5.0% p.a.
(v) Wage and benefits capacity	0.98 (1)
(vi) Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.
(1)

The capacity factor serves the purpose of reflecting the lag of the monetary values shown on the date of the study, taking into consideration the timing and indices used for the recover of inflationary losses.

b) Biometric assumptions

(i) Table of general mortality rate	UP-94 and two years aggravation
(ii) Table of mortality rate of disability	IAPB-57
(iii) Table of entry into disability	Mercer disability onset chart
(iv) Turnover	Not used (PBD and AMAP)

26. Shareholders’ Equity

a) Capital stock

The authorized capital on December 31, 2004 and 2003 corresponds to 700 billion common or preferred shares. The subscribed and fully paid-in capital stock at the close of the years 2004 and 2003 amounts to R$2,273,913, comprised of 334,399,028 thousand shares, without par value and distributed as follows (in thousand share lots): 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of December 31, 2004 (332,964,465 thousand shares) and on December 31, 2003 (333,419,064 thousand shares) is R$13.59 and R$14.62, respectively per thousand share lot, expressed in reais.

On January 5, 2005 the authorized capital was increased to 1 trillion common or preferred shares.

b) Revenue reserves

b.1) Legal reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

b.2) Unrealized earnings reserve

This reserve originated from the Telebrás spin-off (Note 1), and resulted from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiary Embratel.

Since Law No. 10,303/01 became effective, the Unrealized Earnings Reserve has been constituted by the amount of the statutory dividend, calculated according to the Company’s by-laws or the terms foreseen in article 202 of the No. 10,303/01, in excess of realized net earnings for the year. Therefore, the amounts of the reserve constituted as from the issuance of Law No. 10,303/01 represent the postponed dividend itself, instead of its base for realization.

In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January 16, 2003, the Unrealized Earnings Reserve balance which originated under the old criteria will keep its original characteristics, i.e., the realized amount will compose the base for calculation of dividends.

b.3) Reserve for investments

On December 31, 2004, the accumulated losses were absorbed by the investment reserve.

On December 31, 2003, in order to meet the permanent investment plans provided for in the formal, approved budgets by the Company’s Boards, according to that provided in article 196 of the Corporation Law and article 8 of CVM Instruction No. 59 issued in December 1986, the Company established an Investment Reserve for adjusted net profits remaining from the period in the amount of R$258,413 and transferred to this reserve the remaining retained profit balances in the amount of R$569,753.

c) Treasury shares

On December 31, 2004, the Company held 1,434,563 thousand of its own preferred shares in treasury (979,964 thousand preferred shares on December 31, 2003), after the sale, during 2004, of 1,615,240 thousand and repurchase of 2,069,839 thousand of these shares. The balance of treasury shares on December 31, 2004 is R$16,218 (R$19,133 on December 31, 2003).

The market value per thousand shares lot at the end of 2004, expressed in reais was R$5.60.

d) Dividends

According to the Company by-laws, dividends must be at least 25% of the adjusted net income according to Corporate Law.

Preferred shares are do not have voting rights except under limited circumstances and they are assured (i) preemptive rights in the payment of minimum non-cumulative dividends of 6% p.a. on the amount resulting from the subscribed capital divided by the total number of Company shares, or (ii) receipt of dividends 10% higher than that paid on each common share in the event of liquidation of the Company.

In December 2004, the Company presented adjusted loss for dividends distribution purposes.

On December 31, 2004 the subsidiary Embratel recorded R$57,227 of interest on capital receivable and R$93,024 of dividends receivable, credited by the subsidiary Star One. Therefore, the subsidiary Star One’s retained earnings were fully distributed to its shareholders.

e) Stock option plan

The stock option plan was approved at the Annual Shareholders General Meeting held on December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable.

Number of purchase options of preferred shares (thousand share lot)

Open options as of December 31, 2002	7,884,429

Options offered in 2003	2,806,500
Options sold in 2003	(1,220,853)
Options cancelled in 2003	(738,996)

Open options as of December 31, 2003	8,731,080

Options offered in 2004	152,500
Options cancelled in 2004	(99,846)
Options sold in 2004	(1,615,240)

Open options as of December 31, 2004	7,168,494

Weighted average exercise price of the purchase options on December 31, 2004 (per thousands of shares, expressed in reais)	6.57

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the year, net income for the year ended December 31, 2004 would have been increased by R$14,146, totaling R$351,347.

f) Reconciliation of net income (loss) of the Company to those of the Consolidated Financial Statements

	2004	2003

Company	(337,201)	224,293
Donations recorded in shareholders’ equity of the subsidiaries	(2,055)	(659)

Consolidated	(339,256)	223,634

27. Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to those practiced by the market, and the most important balances and values are shown below:

	Company		Consolidated

	2004	2003	2004	2003

ASSETS
Current
Accounts receivable (telephone traffic)
Techtel	-	-	137	-
Telmex – Brazil	-	-	5,494	-
BSE	-	-	1,011	-
ATL	-	-	4,621	-
Stemar	-	-	1,067	-
BCP	-	-	745	-
Tess	-	-	1,556	-
Telet	-	-	1,199	-
Albra	-	-	7	-
Americel	-	-	369	-

Foreign administrators (telephone traffic)
Telmex – México	-	-	2,254	-
Telmex – Chile	-	-	133	-
Telmex – Argentina	-	-	389	-
MCI (1)	-	-	-	64,390

Other assets
Stemar	-	-	223	-
Telmex – Brasil (loan) (2)	-	-	565	-
Other	-	-	-	927

Embratel receivable dividends	-	85,754	-	-

	Company		Consolidated

	2004	2003	2004	2003

LIABILITIES
Current
Accounts payable (telephone traffic)
Telmex – Brasil	-	-	4,425	-
Telet	-	-	2,874	-
Americel	-	-	6,478	-
Tess	-	-	6,320	-
Algar	-	-	7,784	-
BCP	-	-	10,438	-
BSE	-	-	5,569	-
Stemar	-	-	2,816	-
Albra	-	-	1,721	-
ATL	-	-	974	-
Techtel	-	-	6	-

Foreign administrators (telephone traffic)
Telmex México	-	-	1,654	-
Telmex Chile	-	-	255	-
Telmex Argentina	-	-	319	-
MCI (1)	-	-	-	42,519
Proceda (1)	-	-	-	158
Other (1)	-	-	-	2,553
Loans – Banco Inbursa (3)	-	-	133,401	-
Embratel accounts payable	-	6,703	-	-
MCI administration fee	-	-	-	6,851
MCI accounts payable (1)	-	-	-	5,143
Palau (loan) (4)	49,254	-	-	-

	Company	Consolidated

INCOME STATEMENTS	2004	2004	2003

Operating income
Domestic traffic
Telmex – Brazil	-	14,017	-
BSE	-	4,538	-
ATL	-	20,971	-
Stemar	-	1,998	-
BCP	-	5,455	-
TESS	-	8,109	-
Telet	-	10,648	-
Albra	-	6,313	-
Americel	-	14,300	-
International traffic
Telmex – Méxic	-	1,770	-
Telmex – Argentina	-	432	-
Telmex – Chile	-	137	-
Techtel	-	51	-
MCI (1)	-	-	132,782
Others (1)	-	-	971
Call Center
Stemar	-	223	-

Cost of services provided
Domestic traffic
Telmex – Brazil	-	(3,924)	-
Albra	-	(4,524)	-
Algar	-	(23,108)	-
Americel	-	(15,773)	-
BCP	-	(41,596)	-
BSE	-	(15,433)	-
Stemar	-	(4,906)	-
Telet	-	(12,207)	-
Tess	-	(19,201)	-
ATL	-	(2,770)	-
International Traffic
Techtel	-	(140)	-
Telmex – Méxic	-	(1,079)	-
Telmex – Argentina	-	(254)	-
Telmex – Chile	-	(261)	-
MCI (1)	-	-	(68,953)
Others (1)	-	-	(823)

General and administrative
Administrative fee MCI (1)	-	-	(14,024)
Proceda (1)	-	-	(9,961)
Others MCI (1)	-	-	(297)
ATL	-	112	-
Financial
Interest on borrowings – Banc Inbursa (3)	-	(681)	-
Interest on loan – Palau (4)	(654)	-	-
Exchange variation on the administrative fee - MCI (1)	-	-	(1,100)
(1)	In July 2004, the disposal of the shareholding interest of MCI in the Company (Note 1).

(2)	Interest rate: SELIC – Special System for Settlement and Custody Maturity of principal: January 30, 2005

(3)	Interest rate: three month Libor + spread of 1.2% Maturity of principal: November 11, 2005 Guarantee: promissory note

(4)	Interest rate: TR + 1% per annum Maturity of principal: August 31, 2007 Guarantee: promissory note

28. Insurance

The Company’s Management considers that all assets and liabilities of any material value and risks related thereto have been covered by insurance.

a) Subsidiary Embratel

On December 31, 2004, the subsidiary Embratel had Operating Risk type insurance policies for the total risk amount of R$10,802,107, and maximum indemnity limit equal to R$878,807, including own equipment and that of third parties housed on its premises and including coverage for loss of profits. The assets and liabilities and material risks are covered by insurance in accordance with the concession contracts.

b) Subsidiary Star One

All Earth Station Equipment is insured at its approximate replacement values. The insurance of the satellite in orbit B1 was in effect through September 30, 2004, and was not renewed after this date. The insurance of the satellites B2, B3 and B4 was renewed through April 30, June 30, and August 16, 2005, respectively. The following table shows the amounts insured and the residual value of the satellites at December 31, 2004 (in local currency equivalent to the US dollar amount insured at December 31, 2004):

Satellite	Average amount insured (*)	Residual value

B2	17,373	-
B3	142,448	-
B4	252,757	49,838
(*)	December 31, 2004 = US$ 1.00 = R$ 2.6544.

c) Subsidiaries Vésper São Paulo S.A. and Vésper S.A. (amounts expressed in local currency equivalent to the amount in US dollars insured as of December 31, 2004)

On December 31, 2004, these subsidiaries had Operational Risk insurance, which called for coverage of loss of profits. The total coverage of the Operational Risk policy is R$1,709,824 and the maximum limit of indemnity is equal to R$508,302.

29. Director’s Fees

During the years 2004 and 2003, director’s fees were recorded as Operating Expenses in the amount of R$213 and R$48, respectively (consolidated R$38,358 in 2004 and R$25,869 in 2003).

30. Commitments with ANATEL (unaudited)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of the subsidiary Embratel:

Indicator	Position in December 2004	Target for 2005

Rate of international long distance calls completed in each period of the greatest conventional switching telephone services (target in 2004: 70%)
Morning	68.4%	70.0%
Daytime	68.8%	70.0%
Nighttime	62.5%	70.0%
Rate of domestic long distance calls completed in each period of the greatest conventional switching telephone services (target in 2004: 70%)
Morning	69.1%	70.0%
Daytime	69.2%	70.0%
Nighttime	68.4%	70.0%
Rate of calls completed to telephone answering services of up to 10 seconds per period of greatest conventional switching telephone serviced (target in 2004: 94%)
Morning	97.0%	94.0%
Daytime	96.9%	94.0%
Nighttime	97.0%	94.0%
Requests for public use telephone repairs per 100 telephones in service (target in 2004: 10)	9	10
Number of accounts with complaints of errors in each 1000 (target in 2004: 2)	0.3	2
Number of Telephones in public use (TUP) in service	1,400	(1)

Notes:

(1)	There is no regulation, one target established for the indicator.
(2)	All data shown above can be found in the ANATEL site.

31. Agreement with Operators

In November 2004, the Company formalized and agreement with the operators of the Telemar and Brasil Telecom groups to settle administrative, legal and business disputes arising among the parties over the past several years, establishing guidelines and commitments that will govern their relationships as from that date. As a result, a gain of approximately R$21 million was recorded in the consolidated statement of income for the year ended December 31, 2004, net of taxes, as: trade accounts receivable, allowance for doubtful accounts, deferred and recoverable taxes, judicial deposits and other current assets, property, plant and equipment, accounts payable and accrued expenses, taxes and contributions, other liabilities, deferred income, bad debt expenses, other non operating income (expenses) and income tax and social contribution expenses. The Company’s Management believes that this agreement will enable a better operating relationship with the referenced companies due to the fact that it sets forth clearer regulations that can lead to a solution of pending matters and prevent future disputes among the parties as well as bring about an enhanced ability to assess business among the parties.

32. Subsequent Event

On February 23, 2005 the definitive terms of the capital increase of the Company were approved within the limit of the authorized capital to R$4,096,713, with an increase in shares distributed as follows (in thousand share lots): up to 157,658,651 common shares and up to 266,248,325 preferred shares in all respects identical to those currently in existence upon private subscription by the current shareholders and with the extension of preemptive rights to those retaining American Depositary Shares (“ADSs”). The Company shall maintain its decision to increase capital provided that the subscribed amount reaches a minimum of R$911,400. The amount expected for such operation is R$1,822,800.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.